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EXHIBIT 99.1

Report to Shareholders for the first quarter ended March 31, 2013

FIRST QUARTER 2013
 Report to shareholders for the period ended March 31, 2013

Suncor Energy reports first quarter results

All financial figures are unaudited and presented in Canadian dollars (Cdn$) unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP Financial Measures Advisory section of Suncor's Management's Discussion and Analysis, dated April 29, 2013 (the MD&A). See also the Advisories section of the MD&A. References to Oil Sands operations production and cash operating costs exclude that production and those costs associated with Syncrude's operations.

"Suncor's unique integrated business model is driving strong and consistent financial results, allowing us to make a step change in the dividends we pay our shareholders while continuing to invest in profitable growth," said Steve Williams, president and chief executive officer. "We have the resources, the assets, the balance sheet and the strategy to continue to grow shareholder returns."

•
Operating earnings (1) of $1.367 billion ($0.90 per common share) and net earnings of $1.094 billion ($0.72 per common share).

•
Cash flow from operations (1) of $2.284 billion ($1.50 per common share), including record quarterly cash flow from operations in the Refining and Marketing segment of $1.067 billion.

•
Record quarterly production of 357,800 barrels per day (bbls/d) and a 9% decrease in cash operating costs per barrel (1) in Oil Sands operations, reflecting strong reliability from the company's upgrading operations and continued ramp up of Firebag.

•
Decision to not proceed with the Voyageur upgrader project and an agreement reached to sell a significant portion of the company's natural gas business in Western Canada reinforces Suncor's foundation for long-term profitable growth.

•
Suncor's Board of Directors has approved a dividend increase of 54% and a repurchase of up to $2 billion common shares, reinforcing the company's commitment to return cash to shareholders.

(1)
Non-GAAP financial measures. See page 6 for a reconciliation of net earnings to operating earnings. Return on capital employed (ROCE) excludes capitalized costs related to major projects in progress. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
ROCE was impacted by approximately 4% due to charges relating to the Voyageur upgrader project. Excluding the impact of these charges, ROCE would be 11.4% and 11.5% for the fourth quarter of 2012 and the first quarter of 2013, respectively.

(3)
Production for the first quarter of 2013 includes 45,200 barrels of oil equivalent per day (boe/d) of production related to assets held for sale in North America Onshore.

Financial Results

Suncor Energy Inc. recorded strong first quarter 2013 operating earnings of $1.367 billion ($0.90 per common share), compared to $1.318 billion ($0.84 per common share) for the first quarter of 2012, reinforcing the value of Suncor's integrated model as additional margin per barrel was captured in Refining and Marketing as western Canadian crude differentials widened. The quarter's results were highlighted by strong reliability from the company's in situ, upgrading and refining operations, which resulted in record Oil Sands production and record Refining and Marketing profitability.

Cash flow from operations was $2.284 billion ($1.50 per common share) for the first quarter of 2013, compared to $2.415 billion ($1.55 per common share) for the first quarter of 2012. In addition to the same factors affecting operating earnings, cash flow from operations in the first quarter of 2013 was impacted by a $93 million charge as a result of not proceeding with the Voyageur upgrader project. In addition to this charge, Suncor also acquired Total E&P Canada Ltd.'s (Total E&P) share of costs as a result of not proceeding with the project of $90 million, for an expected total cash spend of $183 million.

Net earnings were $1.094 billion ($0.72 per common share) for the first quarter of 2013, compared with net earnings of $1.446 billion ($0.93 per common share) for the first quarter of 2012. In addition to the factors that impacted operating earnings, the decrease in net earnings compared to the first quarter of 2012 was due to a $146 million after-tax foreign exchange loss on the revaluation of U.S. dollar denominated long-term debt and an after-tax charge of $127 million as a result of not proceeding with the Voyageur upgrader project. ROCE (excluding major projects in progress) for the twelve months ended March 31, 2013 was 7.1%, compared to 14.7% for the twelve months ended March 31, 2012. ROCE was impacted by approximately 4% due to an after-tax impairment charge of $1.487 billion relating to the Voyageur upgrader project in the fourth quarter of 2012, in addition to the $127 million charge recorded in the first quarter of 2013.

"The strength of our integrated business model enabled the company to achieve solid results despite a very challenging price environment for Oil Sands crudes. This quarter, we saw our downstream business more than offset the impact of low price realizations on our Oil Sands production," said Williams. "Our refineries demonstrated excellent reliability, contributing to record quarterly earnings in the Refining and Marketing segment, a business that consistently ranks as the North American leader based on earnings per barrel of crude refining capacity."

In the first quarter of 2013, Suncor acquired Total E&P's interest in the Voyageur Upgrader Limited Partnership (VULP) for $515 million and announced that it would not be proceeding with the Voyageur upgrader project. As a result, Suncor gained full control over the partnership assets, including a hot bitumen blending facility and tankage which will provide added logistic flexibility and storage capacity to support the company's growing Oil Sands operations and the midstream component of the company's integrated business model.

On April 15, 2013, Suncor announced that it had reached an agreement to sell a significant portion of its natural gas business in Western Canada for $1 billion, subject to closing adjustments on an economic basis, with an effective date of January 1, 2013. The transaction is expected to close during the third quarter of 2013 and is subject to closing conditions and regulatory approvals. The company is expecting to recognize a gain upon close of this transaction. Suncor retained its unconventional gas properties in the Montney region of British Columbia and unconventional oil assets in the Wilson Creek area of central Alberta.

"We are committed to exercising capital discipline and focusing on investments that deliver strong returns for Suncor shareholders," said Williams. "The Voyageur decision and the natural gas divestment are consistent with that commitment."

             Suncor Energy Inc.
 002    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Operating Results

Suncor's total upstream production increased to 596,100 boe/d in the first quarter of 2013, compared to 562,300 boe/d in the first quarter of 2012. Upstream production of crude oil increased by 9% while natural gas production decreased by 18% over the prior year quarter.

Oil Sands production (excluding Suncor's proportionate share of production from the Syncrude joint venture) contributed an average of 357,800 bbls/d in the first quarter of 2013, compared with first quarter 2012 production of 305,700 bbls/d. The increase in Oil Sands production was primarily due to the continued ramp up of production from Firebag and stronger upgrader reliability in the first quarter of 2013. This quarter also demonstrated the flexibility of Suncor's integrated business model, as the company diverted additional bitumen from Firebag to the company's upgrading facilities to compensate for reduced mining output due to unplanned maintenance in extraction. This enabled the company to maximize profitability during a period of low bitumen pricing.

Cash operating costs per barrel for Oil Sands operations decreased in the first quarter of 2013, averaging $34.80 per barrel compared to $38.10 per barrel in the first quarter of 2012 due to higher production volumes. Cash operating costs were slightly higher due to incremental costs associated with higher production from Firebag, larger operations from recently commissioned assets and higher unplanned maintenance primarily in mining and extraction, partially offset by the net benefit of increased power sales.

Suncor's proportionate share of production from the Syncrude joint arrangement contributed an average of 31,200 bbls/d of production during the first quarter of 2013, compared to 35,400 bbls/d in the same quarter of 2012. Syncrude operated at lower rates for the quarter, due primarily to planned and unplanned maintenance in upgrading and mining. Operational issues were resolved by the end of the quarter.

The Exploration and Production segment contributed 207,100 boe/d of production in the first quarter of 2013, compared to 221,200 boe/d in the same period of 2012. The decrease in production was due primarily to ongoing maintenance of Terra Nova subsea infrastructure during the quarter and production declines in North America Onshore. Flow line issues at Terra Nova that arose after the 2012 dockside maintenance program were remediated in the first quarter of 2013. Terra Nova exited the quarter producing from all three drill centres following the remediation work, which was originally planned for the third quarter of 2013.

Operational performance in the Refining and Marketing segment continued to be strong, contributing to total refinery utilization of 96% in the first quarter of 2013, compared to 92% in the first quarter of 2012. Total refinery crude throughput averaged 443,000 bbls/d during the first quarter of 2013, compared to 419,800 bbls/d in the first quarter of 2012.

Suncor's energy marketing and trading division continued to optimize margins realized on both proprietary and purchased volumes by using midstream logistics and infrastructure to buy or sell crude in more favourable markets, resulting in operating earnings of $78 million recorded in the Corporate, Energy Trading and Eliminations segment in the first quarter of 2013.

Strategy Update

Capital discipline is a key enabler of Suncor's strategy. The company allocates its capital according to a clear set of priorities. It is committed to ensuring sustainable and reliable operations, investing in profitable growth and delivering strong returns to shareholders through dividends and share repurchases. Suncor continued to return cash to shareholders through dividends per common share of $0.13 and share repurchases of $405 million in the first quarter of 2013.

Aligned with the company's strategic objectives and the strength of its business model to deliver consistent and improving financial results, subsequent to the quarter, Suncor's Board of Directors approved a 54% increase to the company's quarterly dividend to $0.20 per common share beginning in the second quarter of 2013. The company also received

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    003

regulatory approval to purchase for cancellation up to an additional $2 billion worth of its common shares, commencing May 2, 2013 and ending September 19, 2013.

Investing in Integration

Suncor's integrated model has enabled the company to capture Brent-based pricing on the majority of its Oil Sands production through its refining operations. As Suncor's upstream production continues to grow, enhancing integration within the company's operations remains vital to maximizing profitability on this growth. The company's capital investment plans for 2013 include projects to prepare the Montreal refinery for the receipt and processing of inland crudes. Construction to enable rail receipt of inland crudes to the Montreal refinery began in the first quarter of 2013 and is expected to be completed in the fourth quarter of 2013.

Oil Sands Operations

Minor construction activities continue for Firebag Stage 4 to prepare the remaining infrastructure for commissioning in the second quarter of 2013. Steady ramp up of bitumen production from Firebag has resulted in a 64% increase in production to 137,000 bbls/d in the first quarter of 2013 from 83,600 bbls/d in the first quarter of 2012. The company anticipates that bitumen production from Firebag will reach production capacity of approximately 180,000 bbls/d in early 2014.

The company is focused on discrete growth through low-cost optimization projects, including debottlenecking projects across Oil Sands operations and infill well drilling programs at Firebag. One such initiative underway at the MacKay River facility is intended to increase production capacity in the second half of 2014 and ultimately result in total capacity of 38,000 bbls/d by 2015 for that facility.

Investing in reliable and sustainable operations remains a priority through the construction of assets to support the ongoing tailings management (TROTM) process, activities aimed at reducing fresh water use, well pad development at Firebag and MacKay River, and planned maintenance. Planned maintenance on the Upgrader 1 hydrogen plant began in the first quarter of 2013, followed by a turnaround at Upgrader 1 that began in April 2013.

Other capital investment activities include projects to enhance takeaway capacity and marketing flexibility through the ongoing construction of storage and logistics infrastructure.

             Suncor Energy Inc.
 004    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Evaluation activities of future growth projects continues, including engineering design specifications in preparation for a sanction decision in 2014 of the MacKay River expansion project, which is expected to have a design capacity of 20,000 bbls/d.

Oil Sands Ventures

In the first quarter of 2013, Suncor announced that the company would not proceed with the Voyageur upgrader project. The decision was the result of a strategic and economic review in response to changes in market conditions that challenged the economics of the project. Suncor acquired Total E&P's interest in VULP for $515 million to gain full control over the partnership assets, including a hot bitumen blending facility and tankage which will provide added logistic flexibility and storage capacity to support the company's growing Oil Sands operations and the midstream component of the company's integrated business model. The net book value of these assets at March 31, 2013 was approximately $800 million.

As a result of this decision, Suncor recorded an after-tax charge to net earnings of $127 million, which represented the expected cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site and contract cancellations.

Suncor continues to work closely with co-owners on progressing the Fort Hills and Joslyn mining projects. The Fort Hills mining project is focused on design engineering, site preparation and early activity related to long-lead items to progress the project towards a sanctioning decision expected in the latter half of 2013. The company and its co-owners continue to focus on design engineering and site preparation of the Joslyn mining area and plan to provide an update on the targeted timing for a sanction decision on the project when available.

Exploration and Production

On April 15, 2013, Suncor announced it had reached an agreement to sell a significant portion of its natural gas business in Western Canada for $1 billion, subject to closing adjustments on an economic basis, with an effective date of January 1, 2013. The transaction is expected to close during the third quarter of 2013 and is subject to closing conditions and regulatory approvals. The company expects to recognize a gain upon close of this transaction. Production from these assets was 45,200 boe/d in the first quarter of 2013, of which 90% was natural gas. Net earnings and cash flow from operations for the first quarter of 2013 from these assets was approximately $15 million and $34 million, respectively. Excluded from the sale is the majority of Suncor's unconventional natural gas properties in the Montney region of British Columbia and unconventional oil assets in the Wilson Creek area of central Alberta.

Capital investment activities in the first quarter of 2013 were focused on the Golden Eagle Area Development (Golden Eagle) and Hebron projects, the advancement of several extension projects in existing operating areas, including Hibernia and White Rose, and ongoing exploration and development drilling.

At Golden Eagle, construction of topsides and platform jackets continued; the project is expected to achieve first oil in late 2014 or early 2015. Detailed engineering and construction of the gravity-based structure for the Hebron project continued in the first quarter of 2013; the project is expected to achieve first oil in 2017. Detailed engineering and procurement activities continued for the Hibernia Southern Extension and the South White Rose Extension projects, while plans for further development in these areas are currently underway.

In the first quarter of 2013, Suncor completed negotiations with the National Oil Company in Libya regarding its exploration commitments under its Exploration and Production Sharing Agreements. As a result, the company has received an extension to reflect the time that Suncor was in force majeure due to political unrest and unable to fulfil its exploration commitments. The 2013 exploration drilling program is currently underway and the company has resumed drilling at one exploration well during the first quarter of 2013.

Suncor Energy Inc.
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Corporate Guidance

Suncor has revised the components of the corporate guidance that it previously issued in December 2012, as amended on February 5, 2013. The key changes to the company's corporate guidance include:

•
An explanatory note describing the impact of the proposed sale of the majority of Suncor's natural gas business in Western Canada, which is expected to result in a revised North America Onshore production outlook of 30,000 to 35,000 boe/d for 2013 and revised 2013 Total Production outlook of 559,000 to 609,000 boe/d, assuming the transaction closes in the third quarter of 2013.

•
The range for current income taxes has been adjusted from $1.300 billion to $1.500 billion to $1.500 billion to $1.700 billion due to higher than anticipated Brent benchmark prices in the first quarter of 2013, resulting in a higher estimate of current tax expense in the company's International operations.

•
A decrease in the range for capitalized interest to $350 million to $450 million from $450 million to $550 million, to reflect less eligible capital projects as a result of not proceeding with the Voyageur upgrader project.

Suncor's 2013 complete corporate guidance is available at www.suncor.com/guidance.

Operating Earnings Reconciliation (1)

	Three months ended March 31
($ millions)	2013	2012

Net earnings as reported	1 094	1 446
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	146	(128)
Net impact of not proceeding with the Voyageur upgrader project (2)	127	—

Operating earnings	1 367	1 318

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Represents the expected cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site, and contract cancellations.

             Suncor Energy Inc.
 006    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Normal Course Issuer Bid Amendment

Subsequent to the first quarter of 2013, the Toronto Stock Exchange (TSX) accepted an amendment to Suncor's previously announced normal course issuer bid (the NCIB), authorizing the purchase for cancellation of up to an additional $2 billion worth of its common shares, commencing May 2, 2013 and ending September 19, 2013, through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The actual number of common shares that will be repurchased under the NCIB, and the timing of such purchases, will be determined by the company. The company may seek approval to complete the program at a later date if it does not complete the full $2 billion repurchase under the dates of its existing NCIB approval. Suncor has completed the purchase of $1 billion of its common shares under the NCIB. Between April 26, 2012 and April 26, 2013, Suncor purchased 55,109,900 of its common shares for $1,693 million pursuant to normal course issuer bids.

Pursuant to the NCIB, and between September 20, 2012 and September 19, 2013, Suncor has agreed that it will not purchase more than 92,107,935 common shares, being close to 6% of the issued and outstanding common shares in the public float as at September 14, 2012. The company intends to enter into a pre-defined purchase plan with a designated broker to allow for the repurchase of common shares under the NCIB during share trading blackout periods.

Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders.

In connection with the NCIB, the TSX has also granted approval for Suncor to issue put options to a Canadian financial institution from time to time. Options issued in connection with the NCIB will entitle the purchaser, on the expiry date of the relevant options, to sell to Suncor a specified number of Suncor common shares for cancellation at a price agreed to on the date the options are issued. Suncor will receive a premium for each option issued. The exercise price payable by Suncor upon exercise of an option will not exceed the relevant market price of Suncor common shares on the day the option is issued and the amount of the premium received by Suncor for the option. The number of options issued, the exercise prices, expiration dates and premiums in respect of each option will be negotiated by Suncor and the financial institution, and will be subject to NCIB limits determined by the TSX. All options will expire on or before September 19, 2013. Suncor common shares subject to the put options must be purchased through the TSX and in accordance with TSX trading restrictions on purchases under the NCIB.

Subject to the 'block purchase exemption' that is available to Suncor for regular open market purchases under the NCIB, Suncor and the financial institution will limit daily purchases of Suncor common shares in connection with the NCIB and related to the put options to no more than 25% (903,755 common shares) of the average daily trading volume of Suncor's common shares on the TSX during any trading day.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    007

Advisories, Assumptions and Risk Factors

The Strategy Update and Corporate Guidance discussions above contain forward-looking information that is subject to a number of risks and uncertainties, many of which are beyond Suncor's control, including those outlined below. See also the Forward-Looking Information section of the MD&A for the additional risks and assumptions underlying this forward-looking information.

Suncor's corporate guidance is based on the following oil price assumptions: West Texas Intermediate crude oil at Cushing of US$85.00/bbl; Brent, Sullom Voe of US$97.00/bbl; and Western Canadian Select at Hardisty of US$65.00/bbl. In addition, the guidance is based on the assumption of a natural gas price (AECO – C Spot) of Cdn$3.00/gigajoule and an exchange rate (US$/Cdn$) of $0.97. Assumptions for the Oil Sands and Syncrude 2013 production outlook include those relating to reliability and operational efficiency initiatives that we expect will minimize unplanned maintenance in 2013. Assumptions for the East Coast Canada and International 2013 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor's 2013 corporate guidance include, but are not limited to:

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Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

•
Availability of infrastructure. A number of new storage and distribution infrastructure projects are currently planned or in progress, which we expect will support growth at Oil Sands operations. The timing for the completion and successful integration of these projects into existing operations may impact production, much of which is out of the company's direct control.

•
Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance. Sweet synthetic crude oil production levels from Oil Sands are dependent on the successful operation of hydrogen plants and hydrotreating units. Bitumen production levels are dependent on the successful ramp up of Firebag Stage 4.

•
Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.

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Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events.

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Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

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Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

             Suncor Energy Inc.
 008    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

MANAGEMENT'S DISCUSSION AND ANALYSIS
April 29, 2013

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's unaudited interim Consolidated Financial Statements for the three months ended March 31, 2013, Suncor's audited Consolidated Financial Statements for the year ended December 31, 2012 and Suncor's MD&A for the year ended December 31, 2012 (the 2012 annual MD&A).

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated March 1, 2013 (the 2012 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this MD&A by reference.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context otherwise requires.

Table of Contents

1.	Advisories	9
2.	First Quarter Highlights	11
3.	Suncor Overview	12
4.	Consolidated Financial Information	14
5.	Segment Results and Analysis	19
6.	Capital Investment Update	34
7.	Financial Condition and Liquidity	36
8.	Quarterly Financial Data	40
9.	Other Items	42
10.	Non-GAAP Financial Measures Advisory	45
11.	Forward-Looking Information	48

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, which is within the framework of International Financial Reporting Standards (IFRS).

Effective January 1, 2013, Suncor adopted new and amended accounting standards, described in the Other Items section of this MD&A. Comparative figures presented in this MD&A pertaining to Suncor's 2012 results have been restated while comparative figures pertaining to Suncor's 2011 results have not been restated in accordance with the respective transitional provisions of the new and amended standards.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain prior year amounts in the Consolidated Statements of Comprehensive Income have been reclassified to conform to the current year's presentation.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    009

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, cash flow from operations, return on capital employed (ROCE) and Oil Sands cash operating costs – are not prescribed by GAAP. Operating earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to GAAP measures in the Segment Results and Analysis section of this MD&A. Cash flow from operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement
bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres
m3/d	cubic metres per day
MW	megawatts
Places and Currencies
U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia
$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment
Q1	Three months ended March 31
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canada Select
SCO	Synthetic crude oil
NYMEX	New York Mercantile Exchange

Risk Factors and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to: the volatility of commodity prices and exchange rate fluctuations; government regulation, including changes to royalty and income tax legislation; environmental regulation, including changes to climate change and reclamation legislation; risks associated with operating in foreign countries, including geopolitical and other political risks; operating hazards and other uncertainties, including extreme weather conditions, fires, explosions and oil spills; risks associated with the execution of major projects; reputational risk; permit approval; labour and materials supply; and other factors described within the Forward-Looking Information section of this MD&A. A more detailed discussion of the risk factors affecting the company is presented in the Risk Factors section of Suncor's 2012 annual MD&A.

             Suncor Energy Inc.
 010    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

2. FIRST QUARTER HIGHLIGHTS

•
First quarter financial results.

•
Consolidated net earnings for the first quarter of 2013 were $1.094 billion, compared to $1.446 billion for the first quarter of 2012. Net earnings for the quarter decreased largely due to an after-tax foreign exchange loss on the revaluation of U.S. denominated long-term debt of $146 million and an after-tax charge of $127 million as a result of not proceeding with the Voyageur upgrader project, in addition to the factors that affected operating earnings.

•
Operating earnings (1) for the first quarter of 2013 were $1.367 billion, compared to $1.318 billion for the first quarter of 2012. Operating earnings reflected strong refining margins and record Oil Sands production volumes, offset by low price realizations in the Oil Sands segment and lower production volumes in the Exploration and Production segment.

•
Cash flow from operations (1) was $2.284 billion for the first quarter of 2013, compared to $2.415 billion for the first quarter of 2012. Cash flow from operations included a $93 million charge as a result of not proceeding with the Voyageur upgrader project.

•
ROCE (1) (excluding major projects in progress) for the twelve months ended March 31, 2013 declined to 7.1%, compared to 14.7% for the twelve months ended March 31, 2012. ROCE was impacted by approximately 4% due to an after-tax impairment charge of $1.487 billion relating to the Voyageur upgrader project in the fourth quarter of 2012, in addition to the charge recorded in the first quarter of 2013.

•
Suncor's integrated model continues to protect against lower mid-continent crude oil prices.  The quarter's financial results were defined by record results from the Refining and Marketing segment due to strong refining margins and average refinery utilization of 96%. These factors more than offset the decline in price realizations in the Oil Sands segment due to challenging western Canadian crude prices.

•
Record Oil Sands production reflects strong project execution.  Oil Sands operations achieved record production in the first quarter of 2013 of 357,800 bbls/d. Bitumen production from the company's Firebag operations averaged 137,000 bbls/d, reflecting a 64% increase from production in the first quarter of 2012. The remaining infrastructure for

(1)
Operating earnings, cash flow from operations and ROCE are non-GAAP financial measures. The company has restated prior year cash flow from operations and ROCE for the adoption of new and amended accounting standards. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    011

Stage 4, including the diluent stripping unit and the insulated bitumen pipeline, are expected to be commissioned in the second quarter of 2013. The company anticipates that bitumen production from Firebag will reach production capacity of approximately 180,000 bbls/d in early 2014.

•
Key decisions solidify the foundation for long-term profitable growth.  In the first quarter of 2013, Suncor announced it would not proceed with the Voyageur upgrader project and on April 15, 2013 that it had reached an agreement to sell a significant portion of its natural gas business in Western Canada. These decisions support Suncor's commitment to capital discipline and profitable growth. Growth capital is expected to be directed towards enhancing integration within the company's operations and targeting the development of higher return reserves and resources.

•
A significant dividend increase approved.  Suncor's Board of Directors approved a 54% increase to the company's quarterly dividend to $0.20 per common share, from the previous level of $0.13 per common share, beginning in the second quarter of 2013.

•
Suncor continues to return cash to shareholders.  The company repurchased approximately 12.8 million common shares, returning $405 million to shareholders in the first quarter of 2013. The company has repurchased approximately 81.7 million shares since 2011, reflecting total return of cash to shareholders of $2.5 billion through share repurchases. Subsequent to the quarter, Suncor obtained regulatory approval for an amendment to the existing share repurchase program, which provides for the repurchase of an additional $2 billion in Suncor common shares between May 2, 2013 and September 19, 2013.

•
Suncor maintains a strong balance sheet, providing financial flexibility and protection.  Suncor continues to fund capital expenditures through internally generated cash flow and maintains a stable net debt position of $6.786 billion as at March 31, 2013, compared to $6.639 billion as at December 31, 2012.

3. SUNCOR OVERVIEW

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas in Canada and internationally, and we transport and refine crude oil, and market both proprietary and periodically third-party petroleum and petrochemical products primarily in Canada. We also conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas and byproducts.

OIL SANDS

Suncor's Oil Sands segment, with assets located in the Wood Buffalo region of northeast Alberta, recovers bitumen from mining and in situ operations and upgrades the majority of this production into SCO for refinery feedstock and diesel fuel. The Oil Sands segment includes:

•
Oil Sands operations refer to Suncor's wholly owned and operated mining, extraction, upgrading and in situ assets in the Athabasca oil sands. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including utilities, energy and reclamation facilities, such as Suncor's tailings management (TROTM) assets.

•
In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, such as central processing facilities and cogeneration units. In Situ production is either upgraded by Oil Sands Base or blended with diluent and marketed directly to customers.

             Suncor Energy Inc.
 012    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

•
Oil Sands Ventures assets include the company's interests in significant growth projects, including its 36.75% interest in the Joslyn North mining project, its 40.8% interest in the Fort Hills mining project where Suncor is the operator, and its 12.0% interest in the Syncrude oil sands mining and upgrading operation. Oil Sands Ventures includes certain midstream assets that are intended to support growth in Oil Sands operations.

EXPLORATION AND PRODUCTION

Suncor's Exploration and Production segment consists of offshore operations off the east coast of Canada and in the North Sea, and onshore operations in North America, Libya and Syria.

•
East Coast Canada operations include Suncor's 37.675% working interest in Terra Nova, which Suncor operates. Suncor also holds a 20.0% interest in the Hibernia base project and a 19.5% interest in the Hibernia Southern Extension Unit (HSEU), a 27.5% interest in the White Rose base project and a 26.125% interest in the White Rose Extensions, and a 22.729% interest in Hebron, all of which are operated by other companies.

•
International operations include Suncor's 29.89% working interest in Buzzard and its 26.69% interest in the Golden Eagle Area Development (Golden Eagle), both in the U.K. sector of the North Sea and both of which are not operated by Suncor. Suncor also holds interests in several exploration licences offshore the U.K. and Norway. Suncor owns, pursuant to Exploration and Production Sharing Agreements (EPSAs), working interests in the exploration and development of oilfields in the Sirte Basin in Libya. Suncor also owns, pursuant to a Production Sharing Contract (PSC), an interest in the Ebla gas project in the Ash Shaer and Cherrife areas in Syria. Due to unrest in Syria, the company has declared force majeure under its contractual obligations, and Suncor's operations in Syria have been suspended indefinitely.

•
North America Onshore operations include Suncor's interests in a number of natural gas and crude oil assets, primarily in Western Canada. On April 15, 2013, Suncor reached an agreement to sell a significant portion of its natural gas business within North America Onshore. Upon completion of the transaction, Suncor will retain unconventional natural gas properties in the Montney region of B.C. and unconventional oil assets in the Wilson Creek area of central Alberta.

REFINING AND MARKETING

Suncor's Refining and Marketing segment consists of two primary operations:

•
Refining and Product Supply operations refine crude oil into a broad range of petroleum and petrochemical products. Eastern North America operations include refineries located in Montreal, Québec and Sarnia, Ontario, and a lubricants business located in Mississauga, Ontario that manufactures, blends and markets products worldwide. Western North America operations include refineries located in Edmonton, Alberta and Commerce City, Colorado. Other Refining and Product Supply assets include interests in a petrochemical plant, pipelines and product terminals in Canada and the U.S.

•
Downstream Marketing operations sell refined petroleum products and lubricants to retail, commercial and industrial customers through a combination of company-owned, branded-dealer and other retail stations in Canada and Colorado, a nationwide commercial road transport network in Canada, and a bulk sales channel in Canada.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    013

CORPORATE, ENERGY TRADING AND ELIMINATIONS

The grouping Corporate, Energy Trading and Eliminations includes the company's investments in renewable energy projects, results related to energy marketing, supply and trading activities, and other activities not directly attributable to any other operating segment.

•
Renewable Energy interests include six operating wind power projects across Canada, two wind power projects under development in Ontario, and the St. Clair ethanol plant in Ontario.

•
Energy Trading activities primarily involve the marketing, supply and trading of crude oil, natural gas and byproducts, and the use of midstream infrastructure and financial derivatives to optimize related trading strategies.

•
Corporate activities include stewardship of Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and the company's captive insurance activities that self-insure a portion of the company's asset base.

•
Intersegment revenues and expenses are removed from consolidated results in Group Eliminations. Intersegment activity includes the sale of diesel and crude oil feedstock by the Oil Sands segment and the sale of crude oil feedstock by the Exploration and Production segment to the Refining and Marketing segment, the sale of fuels and lubricants by the Refining and Marketing segment to the Oil Sands segment, the sale of ethanol by the Renewable Energy business to the Refining and Marketing segment, and the provision of insurance for a portion of the company's operations by the Corporate captive insurance entity.

4. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended March 31
($ millions)	2013	2012

Net earnings (loss)
Oil Sands	326	609
Exploration and Production	354	332
Refining and Marketing	782	476
Corporate, Energy Trading and Eliminations	(368)	29

Total	1 094	1 446

Operating earnings (loss) (1)
Oil Sands	453	609
Exploration and Production	354	332
Refining and Marketing	782	476
Corporate, Energy Trading and Eliminations	(222)	(99)

Total	1 367	1 318

Cash flow from (used in) operations (1)
Oil Sands	848	1 118
Exploration and Production	690	677
Refining and Marketing	1 067	730
Corporate, Energy Trading and Eliminations	(321)	(110)

Total	2 284	2 415

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this MD&A.

             Suncor Energy Inc.
 014    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Operating Highlights

	Three months ended March 31
	2013	2012

Production volumes by segment
Oil Sands (mbbls/d)	389.0	341.1
Exploration and Production (mboe/d)	207.1	221.2

Total	596.1	562.3

Production mix
Crude oil and liquids / natural gas (%)	92/8	90/10

Average price realizations by segment
Oil Sands ($/bbl)	79.78	91.71
Exploration and Production ($/boe)	90.67	91.94

Net Earnings

Suncor's net earnings for the first quarter of 2013 were $1.094 billion, compared to $1.446 billion in the first quarter of 2012. Net earnings were primarily affected by the same factors that influenced operating earnings described subsequently in this section of the MD&A. Other items affecting net earnings over the first quarter of 2013, compared with the first quarter of 2012, include:

•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated long-term debt was $146 million in the first quarter of 2013, compared to a gain of $128 million in the first quarter of 2012.

•
In the first quarter of 2013, the company recorded an after-tax charge of $127 million, which represented the expected cost of not proceeding with the Voyageur upgrader project, including costs related to decommissioning and restoration of the Voyageur site and contract cancellations.

Operating Earnings

Consolidated Operating Earnings Reconciliation (1)

	Three months ended March 31
($ millions)	2013	2012

Net earnings as reported	1 094	1 446
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	146	(128)
Net impact of not proceeding with the Voyageur upgrader project	127	—

Operating earnings	1 367	1 318

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    015

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Calculated based on production volumes.

(3)
Includes upstream price realizations before royalties, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(4)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor based on production volumes, rather than based on sales volumes.

(5)
The Operating Expense factor includes transportation expense, project start-up costs and operating, selling and general expense (adjusted for impacts of changes in inventory).

(6)
This factor also includes operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in effective income tax rates, and other income tax adjustments.

Suncor's consolidated operating earnings for the first quarter of 2013 were $1.367 billion, compared to $1.318 billion in the first quarter of 2012. Positive factors impacting operating earnings in the first quarter of 2013, compared to the first quarter of 2012, included:

•
Refining margins were significantly higher in the first quarter of 2013 relative to the first quarter of 2012, primarily due to higher benchmark crack spreads, favourable differentials for mid-continent Canadian crudes and stronger refinery utilization. Refining margins included a larger increase from the impact of a rising crude price environment over the first quarter of 2013, compared to the first quarter of 2012. In a rising crude price environment, inventories produced during periods of lower feedstock costs are sold and replaced with inventories purchased at relatively higher feedstock costs.

•
Production volumes in the Oil Sands segment increased to 389,000 bbls/d in the first quarter of 2013 compared to 341,100 bbls/d in the first quarter of 2012, due primarily to the continued ramp up of production from Firebag and stronger upgrader reliability, slightly offset by unplanned maintenance in extraction in the first quarter of 2013.

•
Royalties decreased in the first quarter of 2013 due to lower royalties in the Oil Sands and Exploration and Production segments.

The positive factors noted above were offset by the following:

•
Average price realizations for the Oil Sands segment decreased in the first quarter of 2013. Lower benchmark prices for WTI and a widening light/heavy differential resulted in significantly lower prices for Canadian heavy crude oil.

             Suncor Energy Inc.
 016    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

•
Production volumes for the Exploration and Production segment decreased to 207,100 boe/d from 221,200 boe/d, due primarily to maintenance work at Terra Nova during the quarter and production declines in North America Onshore.

•
Operating expenses were higher due primarily to incremental costs associated with higher production and larger Oil Sands operations, partially offset by lower share-based compensation expense that reflected a smaller increase in the company's common share price over the first quarter of 2013, compared with the first quarter of 2012.

•
Financing expense was higher in the first quarter of 2013, as the company capitalized a lower percentage of its borrowing costs as part of the cost of major development assets and construction projects, resulting in higher interest expense.

•
DD&A and exploration expenses were higher in the first quarter of 2013, due mainly to recently commissioned assets in the Oil Sands operations, charges related to non-commercial exploration wells and a large winter drilling program in In Situ in the first quarter of 2013, partially offset by lower DD&A for North America Onshore due to the cessation of DD&A for properties classified as assets held for sale commencing on February 1, 2013.

After-tax share-based compensation expense (recovery) by segment

	Three months ended March 31
($ millions)	2013	2012

Oil Sands	(8)	36
Exploration and Production	6	6
Refining and Marketing	5	18
Corporate, Energy Trading and Eliminations	33	64

Total share-based compensation expense	36	124

Cash Flow from Operations

Consolidated cash flow from operations for the first quarter of 2013 was $2.284 billion, compared to $2.415 billion in the first quarter of 2012. The decrease was mainly a result of lower upstream price realizations and a $93 million decrease as a result of not proceeding with the Voyageur upgrader project, partially offset by higher refining margins and an increase in upstream production volumes.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    017

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

		Average for three months ended March 31
		2013	2012

WTI crude oil at Cushing	US$/bbl	94.35	102.95
Dated Brent crude oil at Sullom Voe	US$/bbl	112.65	118.35
Dated Brent/Maya crude oil FOB price differential	US$/bbl	10.60	9.45
Canadian 0.3% par crude oil at Edmonton	Cdn$/bbl	88.45	92.80
WCS at Hardisty	US$/bbl	62.40	81.50
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	31.95	21.45
Condensate at Edmonton	US$/bbl	107.20	110.00
Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.05	2.50
New York Harbor 3-2-1 crack (1)	US$/bbl	31.20	25.80
Chicago 3-2-1 crack (1)	US$/bbl	27.10	18.80
Portland 3-2-1 crack (1)	US$/bbl	30.55	27.70
Gulf Coast 3-2-1 crack (1)	US$/bbl	28.80	25.45
Exchange rate	US$/Cdn$	0.99	1.00
Exchange rate (end of period)	US$/Cdn$	0.98	1.00

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Benchmark prices in Western Canada continued to reflect the disconnect between takeaway capacity and inland refining capacity, and the increasing supply of crude oil in North America, which have a significant impact on price realizations for the company's Oil Sands production. However, global-based pricing (or Brent) remained strong throughout the quarter, which has a higher correlation to the business environment for Suncor's refineries. Suncor's integrated model continued to protect the company against pricing volatility in the Oil Sands segment.

Suncor's sweet SCO price realizations are influenced primarily by changes in the price for WTI at Cushing and by the supply and demand of sweet SCO from Western Canada. Price realizations for sweet SCO were impacted by a decrease in the price for WTI from US$102.95/bbl in the first quarter of 2012 to US$94.35/bbl in the first quarter of 2013, partially offset by a slight premium for sweet SCO relative to WTI, compared to discounts in the prior quarter.

Suncor produces a specific grade of sour SCO, the price realizations for which are influenced by changes to various crude benchmarks including, but not limited to, Canadian par crude at Edmonton and WCS at Hardisty, but which can also be affected by prices negotiated for spot sales. Prices for Canadian par crude at Edmonton in the first quarter of 2013 averaged $88.45/bbl, compared to $92.80/bbl in the first quarter of 2012. Despite the decrease in price for WCS at Hardisty, sour SCO price realizations were relatively stable with the prior quarter due to higher demand for sour SCO in the first quarter of 2013.

Bitumen production that Suncor does not upgrade is blended with diluent (or SCO) to facilitate delivery on pipeline systems to customers. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference) and prices for diluent (Condensate at Edmonton). Diluent is sourced primarily from the company's own upgrading and refining facilities; however, purchases of diluent from third parties may be required to optimize sales mix. Bitumen price realizations can also be affected by bitumen quality and spot sales. In the

             Suncor Energy Inc.
 018    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com first quarter of 2013, average price realizations for bitumen declined, significantly reflecting the decline in WTI prices and wider light/heavy differentials due to reduced demand for bitumen and takeaway capacity constraints.

Suncor's price realizations for production from East Coast Canada and International assets are influenced primarily by the price for Brent crude. Brent crude pricing declined less than WTI in the first quarter of 2013 and averaged US$112.65/bbl compared to US$118.35/bbl in the first quarter of 2012.

Suncor's price realizations for North America Onshore natural gas production are primarily referenced to Alberta spot at AECO. The average AECO benchmark increased to $3.05/mcf in the first quarter of 2013, from $2.50/mcf in the first quarter of 2012.

Suncor's refining margins are influenced primarily by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates and by light/heavy and light/sour crude differentials, which indicate when more complex refineries can earn greater margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration and refined product sales markets unique to that refinery's supply orbit. In the first quarter of 2013, crack spreads increased from the first quarter of 2012 in the major markets into which Suncor sells finished product. Prices for refined products reflected the higher priced Brent crude feedstock of coastal North American markets, which continues to positively benefit Suncor's inland refineries.

The majority of Suncor's revenues from the sale of oil and natural gas commodities is based on prices that are determined by, or referenced to, U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities.

Conversely, many of Suncor's assets and liabilities, notably most of the company's long-term debt, are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. An increase in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date decreases the Canadian dollars required to settle U.S. dollar denominated obligations.

5. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended March 31
($ millions)	2013	2012

Gross revenues	3 043	3 217
Less: Royalties	(173)	(280)

Operating revenues, net of royalties	2 870	2 937

Net earnings	326	609

Operating earnings (1)
Oil Sands operations	411	540
Oil Sands Ventures	42	69

	453	609

Cash flow from operations (1)	848	1 118

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    019

Oil Sands segment net earnings and operating earnings were $326 million and $453 million, respectively, for the first quarter of 2013 and $609 million for both net and operating earnings in the first quarter of 2012. Net earnings in the first quarter of 2013 included an after-tax charge of $127 million as a result of not proceeding with the Voyageur upgrader project.

Oil Sands operations contributed $411 million of operating earnings, while Oil Sands Ventures contributed $42 million. The decrease in operating earnings for Oil Sands operations, compared to the first quarter of 2012, was due primarily to lower price realizations and higher DD&A, partially offset by higher production volumes and lower royalty expenses. The decrease in operating earnings for Oil Sands Ventures was due primarily to lower production from Syncrude as a result of planned and unplanned maintenance in upgrading and mining.

Cash flow from operations for the Oil Sands segment in the first quarter of 2013 was $848 million, compared to $1.118 billion in the first quarter of 2012, and decreased for the same reasons as operating earnings and was further impacted by $93 million as a result of not proceeding with the Voyageur upgrader project. In addition to this charge, Suncor also acquired Total E&P Canada Ltd.'s (Total E&P) share of expected costs resulting from not proceeding with the project of $90 million, for an expected total cash spend of $183 million.

Operating Earnings

Operating Earnings Reconciliation

	Three months ended March 31
($ millions)	2013	2012

Net earnings as reported	326	609
Net impact of not proceeding with the Voyageur upgrader project	127	—

Operating earnings (1)	453	609

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

             Suncor Energy Inc.
 020    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties, other operating revenues and the net impacts of sales and purchases of third-party crude.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor based on production volumes, rather than based on sales volumes.

(4)
The Operating Expense factor includes transportation expense, project start-up costs and operating, selling and general expense (adjusted for impacts of changes in inventory).

(5)
This factor also includes operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in effective income tax rates, and other income tax adjustments.

Production Volumes (1)

	Three months ended March 31
(mbbls/d)	2013	2012

Upgraded product (sweet SCO, sour SCO and diesel)	308.6	273.1
Non-upgraded bitumen	49.2	32.6

Oil Sands	357.8	305.7
Oil Sands Ventures – Syncrude	31.2	35.4

Total	389.0	341.1

(1)
Bitumen production from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is upgraded or sold directly to customers, including Suncor's own refineries. Yields of SCO and diesel from Suncor's upgrading process average approximately 79% of bitumen feedstock input.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    021

Bitumen Production

	Three months ended March 31
	2013	2012

Oil Sands Base
Bitumen production (mbbls/d)	278.9	262.5
Bitumen ore mined (thousands of tonnes per day)	430.6	412.3
Bitumen ore grade quality (bbls/tonne)	0.65	0.64

In Situ
Bitumen production – Firebag (mbbls/d)	137.0	83.6
Bitumen production – MacKay River (mbbls/d)	28.5	31.0

Total In Situ bitumen production	165.5	114.6

Steam-to-oil ratio – Firebag	3.4	3.7
Steam-to-oil ratio – MacKay River	2.5	2.3

Production volumes for Oil Sands operations reached a record of 357,800 bbls/d compared to 305,700 bbls/d in the prior year quarter, reflecting the continued ramp up of production from Firebag and stronger upgrading reliability as the prior year included an unplanned outage of Upgrader 2 in the first quarter of 2012. Upgrader 2 achieved record production in the first quarter of 2013, which was beneficial during a period when price realizations for non-upgraded bitumen were weak and production from Upgrader 1 declined as it reached the end of its five-year turnaround cycle.

Oil Sands Base bitumen production from mining and extraction activities averaged 278,900 bbls/d in the first quarter of 2013, compared to 262,500 bbls/d in the first quarter of 2012. Mining output was higher than the first quarter of 2012 despite mechanical issues in extraction during the first quarter of 2013. The company anticipates that these issues will be remediated through planned maintenance in the second quarter of 2013.

In Situ bitumen production increased to 165,500 bbls/d in the first quarter of 2013 from 114,600 bbls/d in the first quarter of 2012. Production from Firebag reached 137,000 bbls/d in the quarter, representing a 64% increase over the prior quarter due to the continued ramp up of production and additional processing capability from the Stage 4 central processing facility. The company anticipates that bitumen production from Firebag will reach production capacity of approximately 180,000 bbls/d by early 2014. MacKay River production volumes decreased slightly to 28,500 bbls/d in the first quarter of 2013, compared to 31,000 bbls/d in the first quarter of 2012 due to unplanned third-party cogeneration outages in the quarter.

Suncor's share of Syncrude production decreased to 31,200 bbls/d from 35,400 bbls/d in the prior year quarter. Production at Syncrude decreased in the quarter due primarily to planned and unplanned maintenance in upgrading and mining. Operational issues were resolved by the end of the quarter.

             Suncor Energy Inc.
 022    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Sales Volumes and Mix

	Three months ended March 31
(mbbls/d)	2013	2012

Oil Sands sales volumes
Sweet SCO	112.7	89.5
Diesel	9.0	32.8
Sour SCO	190.6	183.0

Upgraded product	312.3	305.3
Non-upgraded bitumen	47.1	27.5

Total	359.4	332.8

Sales volumes for Oil Sands operations increased to 359,400 bbls/d in the first quarter of 2013 from 332,800 bbls/d in the first quarter of 2012, reflecting the overall increase in production volumes. SCO sales mix was impacted by unplanned maintenance of a diesel hydrotreater, which resulted in lower diesel volumes in the first quarter of 2013. Issues with the diesel hydrotreater were resolved late in the first quarter of 2013. Sweet SCO sales were further impacted by a build of sweet SCO inventory in preparation for the planned maintenance and turnaround activities at Upgrader 1.

Price Realizations

Net of transportation costs, but before royalties	Three months ended March 31
($/bbl)	2013	2012

Oil Sands
Sweet SCO and diesel	97.70	105.74
Sour SCO and bitumen	68.52	82.35
Crude sales basket (all products)	78.41	90.95
Crude sales basket, relative to WTI	(16.80)	(12.12)

Oil Sands Ventures
Syncrude – sweet SCO	95.51	98.82
Syncrude, relative to WTI	0.30	(4.25)

Average price realizations for sales from Oil Sands operations decreased to $78.41/bbl in the first quarter of 2013 from $90.95 in the first quarter of 2012, due to lower WTI, unfavourable light/heavy differentials and higher bitumen sales volumes. Average price realizations for sweet SCO decreased due primarily to lower WTI, slightly offset by a premium for sweet SCO relative to WTI of approximately $1/bbl compared to a discount of approximately $3/bbl in first quarter of 2012. Average price realizations for sour SCO also decreased in the quarter due to lower WTI, partially offset by higher demand for the product. Average price realizations for bitumen declined significantly over the prior year quarter reflecting the widening discount of WCS relative to WTI due to lower demand for bitumen and limited takeaway capacity.

Royalties

Royalties for the Oil Sands segment were lower in the first quarter of 2013 than in the first quarter of 2012. The decrease was mainly due to lower benchmark prices for WCS that influenced the company's regulated bitumen valuation methodology used to determine royalties for mining properties, offset by higher production and lower allowable capital projects in the first quarter of 2013.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    023

Inventory

In the first quarter of 2013, inventory levels increased over the prior quarter due to a large build in sweet SCO inventory in preparation for the turnaround at Upgrader 1, compared to a large overall draw of inventory in the first quarter of 2012. The sweet SCO inventory will be used to meet diluent requirements and to satisfy sales commitments during the planned maintenance event in the second quarter of 2013.

Expenses and Other Factors

Operating expenses for the first quarter of 2013 were higher than the first quarter of 2012, due to higher cash operating costs (see below), partially offset by lower non-production costs as a result of a $44 million decrease in share-based compensation expense and lower safe mode costs in the first quarter of 2013.

In addition, operating expenses at Syncrude were higher in the first quarter of 2013 than in the third quarter of 2012, due primarily to higher maintenance costs and higher natural gas prices.

DD&A and exploration expenses for the first quarter of 2013 were higher than the same period of 2012, due mainly to a larger asset base that is the result of assets commissioned subsequent to the first quarter of 2012, including Firebag Stage 4, the TROTM infrastructure project, the Millennium Naptha Unit and the North Steepbank extension, in addition to a significantly larger winter drilling program in the current year.

Cash Operating Costs Reconciliation (1)

	Three months ended March 31
($ millions, except for per barrel amounts)	2013	2012

Operating, selling and general expense	1 397	1 515
Syncrude operating, selling and general expense	(125)	(111)
Non-production costs (2)	(74)	(121)
Other (3)	(78)	(227)

Cash operating costs	1 120	1 056
Cash operating costs ($/bbl)	34.80	38.10

(1)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes.

(3)
Other includes the impacts of changes in inventory valuation and operating revenues associated with excess power from cogeneration units.

Cash operating costs for Oil Sands operations increased slightly to $1.120 billion in the first quarter of 2013 from $1.056 billion in the first quarter of 2012. Cash operating costs were higher due to incremental costs associated with higher production from Firebag, larger operations from recently commissioned assets, higher energy prices in the first quarter of 2013, and higher unplanned maintenance primarily in mining and extraction, partially offset by the net benefit of increased power sales. On a per barrel basis, cash operating costs for Oil Sands operations decreased in the first quarter of 2013, averaging $34.80/bbl compared to $38.10/bbl in the first quarter of 2012 due to higher production volumes.

             Suncor Energy Inc.
 024    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Planned Maintenance Events

In late March, the company began the refurbishment of the Upgrader 1 hydrogen plant, which is expected to be offline for approximately 14 weeks. Subsequent to the end of the quarter, the company commenced a seven-week turnaround at its Upgrader 1 facility. To coincide with the Upgrader 1 outage, the company will complete planned maintenance at the Steepbank extraction plant and one of the Firebag central processing facilities.

Planned maintenance is also scheduled in the third quarter of 2013 for the company's Upgrader 2 facilities, which is expected to have a duration of four weeks.

The production impact of this maintenance has been reflected in the company's 2013 guidance.

Voyageur Upgrader Project

In the first quarter of 2013, Suncor announced that it would not proceed with the Voyageur upgrader project. The decision was the result of a strategic and economic review in response to changes in market conditions that challenged the economics of the project. Suncor acquired Total E&P's interest in the Voyageur Upgrader Limited Partnership (VULP) for $515 million to gain full control over the partnership assets, including a hot bitumen blending facility and tankage which will provide added logistic flexibility and storage capacity to support the company's growing Oil Sands operations and the midstream component of the company's integrated business model. The net book value of these assets at March 31, 2013 was approximately $800 million.

As a result, Suncor recorded an after-tax charge to net earnings of $127 million, which represents the expected cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site and contract cancellations.

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended March 31
($ millions)	2013	2012

Gross revenues	1 772	1 962
Less: Royalties	(314)	(478)

Operating revenues, net of royalties	1 458	1 484

Net earnings (loss)	354	332

Operating earnings (loss) (1)
East Coast Canada	131	164
International	197	195
North America Onshore	26	(27)

	354	332

Cash flow from operations (1)	690	677

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

Exploration and Production net and operating earnings were $354 million for the first quarter of 2013, compared with $332 million for the first quarter of 2012. Net and operating earnings of $131 million for East Coast Canada decreased due mainly to lower production volumes and lower average price realizations. Net and operating earnings of $197 million for International reflected higher sales in Libya, offset by a decrease in price realizations. Net and operating earnings of

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    025

$26 million for North America Onshore increased from the respective losses in the prior year quarter of $27 million, primarily due to higher average price realizations for natural gas sales, lower DD&A due to the cessation of DD&A for properties classified as assets held for sale commencing on February 1, 2013, and an after-tax gain on a change in estimate for pipeline provisions, partially offset by lower production volumes in the quarter.

Cash flow from operations was $690 million for the first quarter of 2013, compared to $677 million for the first quarter of 2012, due to higher average price realizations in North America Onshore and higher sales in Libya, partially offset by lower production volumes in East Coast Canada and North America Onshore, and lower average price realizations for crude oil.

Operating Earnings

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(3)
Royalties in Libya and Syria represent the difference between gross revenues, which is based on the company's working-interest share of production less the net revenue attributable to Suncor under the terms of the respective contracts.

(4)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor based on production volumes, rather than based on sales volumes.

(5)
The Operating Expense factor includes transportation expense, project start-up costs, and operating, selling and general expense (adjusted for impacts of changes in inventory).

(6)
This factor may also include operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in effective income tax rates, and other income tax adjustments.

             Suncor Energy Inc.
 026    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Production Volumes

	Three months ended March 31
	2013	2012

Production (mboe/d)	207.1	221.2
East Coast Canada (mbbls/d)	58.4	65.3
International (mboe/d)	97.2	96.2
North America Onshore (mmcfe/d)	309	358

Production mix (liquids/gas) (%)	78/22	75/25
East Coast Canada	100/0	100/0
International	99/1	99/1
North America Onshore	15/85	10/90

For East Coast Canada, production averaged 58,400 bbls/d in the first quarter of 2013, compared to 65,300 bbls/d in the first quarter of 2012.

•
Production from Terra Nova averaged 14,200 bbls/d in the first quarter of 2013, and decreased from 19,600 bbls/d in the prior year quarter. The decrease in production was due to maintenance performed in the quarter to address flow line issues in two of the three drill centres, which arose after the 2012 dockside maintenance program. In the first quarter of 2013, the company restored flow line connections to all remaining drill centres.

•
Production from Hibernia averaged 27,800 bbls/d in the first quarter of 2013 and decreased slightly from 28,700 bbls/d in the prior year quarter.

•
Production from White Rose averaged 16,400 bbls/d in the first quarter of 2013, and decreased slightly from 17,000 bbls/d in the prior year quarter.

International production averaged 97,200 boe/d in the first quarter of 2013, compared to 96,200 boe/d in the first quarter of 2012.

•
Production from Libya averaged 41,900 bbls/d in the first quarter of 2013 and increased from 39,200 bbls/d in the prior year quarter. Production in the first quarter of 2012 was slightly lower as production was ramping up following the shut in of production that began in March 2011 due to political unrest.

•
Production from Buzzard averaged 55,300 boe/d in the first quarter of 2013 and decreased from 57,000 boe/d in the prior year quarter, reflecting planned maintenance in the first quarter of 2013.

For North America Onshore, production averaged 309 mmcfe/d in the first quarter of 2013, compared to 358 mmcfe/d in the first quarter of 2012.

•
The first quarter of 2012 included incremental production of approximately 27 mmcfe/d from fields in southwest Alberta and northeast B.C. that were subsequently shut in due to low natural gas prices and the closure of a third-party gas processing facility.

•
Production from the remaining properties decreased approximately 22 mmcfe/d due primarily to natural declines.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    027

Price Realizations

	Three months ended March 31
Net of transportation costs, but before royalties	2013	2012

Exploration and Production	90.67	91.94
East Coast Canada ($/bbl)	112.57	122.31
International ($/boe)	110.69	114.54
North America Onshore ($/mcfe)	4.66	3.71

In the first quarter of 2013, price realizations for crude oil from East Coast Canada and International were lower than the first quarter of 2012, consistent with the decrease in benchmark prices for Brent crude. Price realizations for North America Onshore were higher due mainly to higher benchmark prices for natural gas and a higher proportion of natural gas liquids, offset by lower prices for natural gas liquids and crude oil.

Royalties

Royalties for Exploration and Production were lower in the first quarter of 2013, compared with the same period in 2012 due to lower royalties in Libya, lower royalty rates for Terra Nova due to higher deductible costs from the planned maintenance activities in 2012 and a decrease in production from East Coast.

Expenses and Other Factors

Operating expenses were lower in the first quarter of 2013 than in the first quarter of 2012, primarily due to expenses associated with the Altares well incident and costs related to Syria in the first quarter of 2012.

Inventory in the first quarter of 2013 was unfavourable due primarily to a build in crude oil inventory at White Rose due to the timing of arrival of shuttle tankers.

DD&A and exploration expenses were lower in the first quarter of 2013, compared to the same period in 2012, as a result of lower DD&A for North America Onshore due to the cessation of DD&A for properties classified as assets held for sale commencing on February 1, 2013, and a decrease in production in the East Coast, partially offset by charges related to non-commercial exploration wells of $33 million ($15 million after-tax), including the Romeo exploration well in the U.K. in the first quarter of 2013.

Financing Expense and Other Income is favourable compared to the prior year quarter, primarily due to a gain on a change in estimate of a pipeline provision relating to future commitments of unutilized pipeline capacity in North America Onshore.

Planned Maintenance Events

Routine annual planned maintenance is scheduled for Terra Nova, White Rose and Buzzard in the third quarter of 2013. The production impact of this maintenance has been reflected in the company's 2013 guidance.

             Suncor Energy Inc.
 028    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Proposed Sale of Natural Gas Business

On April 15, 2013, Suncor announced it had reached an agreement to sell a significant portion of its natural gas business in Western Canada for $1 billion, subject to closing adjustments on an economic basis, with an effective date of January 1, 2013. The transaction is expected to close during the third quarter of 2013 and is subject to closing conditions and regulatory approvals, including under the Investment Canada Act and the Competition Act. Production from these assets was 45,200 boe/d in the first quarter of 2013, of which 90% was natural gas. Net earnings and cash flow from operations for the first quarter of 2013 from these assets was approximately $15 million and $34 million, respectively. Excluded from the sale is the majority of Suncor's unconventional natural gas properties in the Montney region of B.C. and unconventional oil assets in the Wilson Creek area of central Alberta.

Other Items

In the first quarter of 2013, Suncor completed negotiations with the National Oil Company in Libya regarding its exploration commitments under its EPSAs. As a result the company has received an extension to reflect the time that Suncor was in force majeure due to political unrest and unable to fulfil its exploration commitments. The 2013 exploration drilling program is currently underway and the company has resumed drilling at one exploration well during the first quarter of 2013.

REFINING AND MARKETING

Financial Highlights

	Three months ended March 31
($ millions)	2013	2012

Operating revenues	6 581	6 386

Net earnings	782	476

Operating earnings (1)
Refining and Product Supply	713	398
Marketing	69	78

	782	476

Cash flow from operations (1)	1 067	730

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Refining and Marketing achieved record net and operating earnings of $782 million for the first quarter of 2013, compared with net and operating earnings of $476 million for the first quarter of 2012.

Refining and Product Supply activities contributed $713 million to operating earnings in the first quarter of 2013, a 79% increase over the same period in the prior year due to low feedstock costs, strong refining crack spreads, higher crude throughput facilitated by strong refining reliability, in addition to the impact of an increasing crude price environment during the first quarter of 2013. Marketing activities contributed $69 million to operating earnings in the first quarter of 2013, which was lower than the prior year quarter, due mainly to weaker margins in wholesale.

Refining and Marketing cash flow from operations increased to $1.067 billion for the first quarter of 2013, compared to $730 million for the first quarter of 2012, and increased primarily due to the same factors that affected operating earnings.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    029

Operating Earnings

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
This factor represents refining and product supply margin realizations, other operating revenues, the net impacts of sales and purchases of third-party crude and the inventory valuation impact of a fluctuating crude price environment.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor based on production volumes, rather than based on sales volumes.

(4)
The Operating Expense factor includes transportation expense and operating, selling and general expense.

(5)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

             Suncor Energy Inc.
 030    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Volumes

	Three months ended March 31
	2013	2012

Crude oil processed (mbbls/d)
Eastern North America	205.7	190.8
Western North America	237.3	229.0

Total	443.0	419.8

Refinery utilization(1)(2) (%)
Eastern North America	93	86
Western North America	100	98

Total	96	92

Refined product sales (thousands of m3/d)
Gasoline	39.4	38.6
Distillate	34.1	29.6
Other	12.7	11.9

Total	86.2	80.1

(1)
Effective January 1, 2013, the company increased the nameplate capacity of the Edmonton refinery from 135,000 bbls/d to 140,000 bbls/d. Prior quarter utilization rates have not been recalculated and reflect the lower nameplate capacities.

(2)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

Refinery crude throughput remained strong in the first quarter of 2013, resulting in average refinery utilization of 96% in the first quarter of 2013, compared to 92% in the first quarter of 2012, reflecting the company's ongoing commitment to reliable operations. Average crude oil processed increased to 205,700 bbls/d and 237,300 bbls/d for Eastern North America and Western North America refineries, respectively, due to stronger overall reliability in the first quarter of 2013, slightly offset by planned maintenance in the Commerce City refinery in the first quarter of 2013. The prior year quarter included an outage for one of the crude distillation towers at the Sarnia refinery and reduced production from the Montreal refinery due to lower demand.

Total sales of refined petroleum products increased to 86,200 m3/d in the first quarter of 2013, compared to 80,100 m3/d in the first quarter of 2012, in line with the increase in production and higher demand for gasoline and distillate in the first quarter of 2013.

Prices and Margins

For Refining and Product Supply, refined product margins were higher in 2013 compared to 2012, reflecting higher crack spreads, lower crude feedstock costs and the inventory valuation impact of an increasing crude price environment during the quarter.

•
Crude feedstock costs for Canadian-based crude were lower in the first quarter of 2013, compared to the first quarter of 2012, due mainly to lower benchmark prices for WTI and Brent, and wider light/heavy differentials. As a result, feedstock costs were lower for SCO and bitumen, but were partially offset by sweet SCO prices which sold at an average premium relative to WTI, compared to discounts in the prior year quarter.

•
The impact on earnings pertaining to the increasing crude price environment over the first quarter of 2013 increased after-tax earnings by approximately $117 million, whereas the impact on earnings pertaining to the rising crude price environment in 2012 increased after-tax earnings by approximately $7 million.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    031

For marketing, weaker margins in the wholesale channel were partially offset by higher retail and wholesale volumes due to stronger demand in Western Canada in the first quarter of 2013.

Inventory

Refined product inventory levels increased in the first quarter of 2013 in preparation for planned maintenance activities at the Edmonton refinery in the second quarter of 2013, compared to a draw of inventories in the first quarter of 2012.

Expenses and Other Factors

Operating expenses were lower in the first quarter of 2013 than in the first quarter of 2012, due primarily to lower share-based compensation expense, partially offset by higher costs related to increased throughput and higher energy prices. DD&A expense increased in the first quarter of 2013 due to a higher asset value base.

Planned Maintenance Events

The company has scheduled planned maintenance events at the Edmonton refinery on its heavy sour crude train in the second quarter of 2013 with an expected duration of five weeks, to coincide with planned maintenance at the company's Oil Sands operations, and on its sweet synthetic crude unit in the third quarter of 2013, with an expected duration of two weeks. A six-week planned maintenance event is scheduled at the Sarnia refinery for one of its crude units, beginning late in the third quarter of 2013. The impact of this maintenance has been reflected in the company's 2013 guidance.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended March 31
($ millions)	2013	2012

Net (loss) earnings	(368)	29

Operating earnings (loss) (1)
Renewable Energy	12	15
Energy Trading	78	52
Corporate	(243)	(148)
Group Eliminations	(69)	(18)

	(222)	(99)

Cash flow used in operations (1)	(321)	(110)

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

Net loss for Corporate, Energy Trading and Eliminations for the first quarter of 2013 was $368 million, compared with net earnings of $29 million for the first quarter of 2012. In the first quarter of 2013, the Canadian dollar weakened in relation to the U.S. dollar, resulting in an after-tax unrealized foreign exchange loss on U.S. dollar denominated long-term debt of $146 million. In the first quarter of 2012, the Canadian dollar strengthened in relation to the U.S. dollar, resulting in an after-tax unrealized foreign exchange gain on U.S. dollar denominated long-term debt of $128 million.

             Suncor Energy Inc.
 032    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Operating Earnings

The operating loss for Corporate, Energy Trading and Eliminations for the first quarter of 2013 was $222 million, compared with an operating loss of $99 million for the first quarter of 2012.

Operating Earnings Reconciliation

	Three months ended March 31
($ millions)	2013	2012

Net (loss) earnings	(368)	29
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	146	(128)

Operating loss (1)	(222)	(99)

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Renewable Energy

	Three months ended March 31
	2013	2012

Power generation marketed (gigawatt hours)	127	141
Ethanol production (millions of litres)	108.6	106.4

Renewable Energy operating earnings of $12 million for the first quarter of 2013 were lower than operating earnings of $15 million for the first quarter of 2012. Power generation marketed and average power prices decreased in the quarter, contributing to lower operating earnings. Ethanol sales prices and production volumes increased in the first quarter of 2013, compared to the first quarter of 2012, but these factors were more than offset by increased feedstock costs.

Energy Trading

Energy Trading operating earnings increased to $78 million from $52 million from the prior year quarter, due primarily to higher gains on heavy crude trading strategies, where heavy crude oil is purchased and sold to capture the differential between heavy crude oil prices in Alberta compared to markets with more favourable pricing.

Corporate

The Corporate operating loss was $243 million for the first quarter of 2013, compared with an operating loss of $148 million for the first quarter of 2012, due primarily to lower capitalized interest, incremental expenditures relating to a company-wide process improvement initiative, offset by lower share-based compensation expense. The company capitalized $96 million of its borrowing costs in the first quarter of 2013 as part of the cost of major development assets and construction projects, compared to $158 million in the prior year quarter, reflecting the completion of major projects subsequent to the first quarter of 2012.

Group Eliminations

Group Eliminations include the elimination of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Product Supply. Consolidated profits are only realized when the company determines that the refined products

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    033

produced from internal purchases of crude feedstock have been sold to third parties. During the first quarter of 2013, the company eliminated $69 million of after-tax intersegment profit.

6. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended March 31
($ millions)	2013	2012

Oil Sands	1 036	1 177
Exploration and Production	360	206
Refining and Marketing	78	89
Corporate, Energy Trading and Eliminations	11	6

Total capital and exploration expenditures	1 485	1 478
Less: capitalized interest on debt	(96)	(158)

	1 389	1 320

Capital and Exploration Expenditures by Type (1)(2)(3)

	Three months ended March 31, 2013
($ millions)	Sustaining	Growth	Total

Oil Sands	589	367	956
Oil Sands Base	265	18	283
In Situ	243	88	331
Oil Sands Ventures	81	261	342
Exploration and Production	57	289	346
Refining and Marketing	74	3	77
Corporate, Energy Trading and Eliminations	10	—	10

	730	659	1 389

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands operations and Refining and Marketing operations; ii) new facilities or operations that increase overall production; iii) new infrastructure that is required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for Exploration and Production operations; or iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing operations.

In the first quarter of 2013, property, plant and equipment and exploration expenditures were $1.389 billion (excluding capitalized interest). Activity in the first quarter of 2013 included the following.

             Suncor Energy Inc.
 034    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Oil Sands Operations

Oil Sands Base

Oil Sands Base capital and exploration expenditures were $283 million in the first quarter of 2013, of which $265 million and $18 million were directed towards sustaining and growth activities, respectively. Capital expenditures were primarily focused on reliability and sustainment of the existing Oil Sands Base assets, including the construction of assets to support the ongoing TROTM process; activities aimed at reducing fresh water use, including the construction of a water treatment construction of plant; and initial expenditures pertaining to the planned maintenance and turnaround at Upgrader 1. In addition, the construction of the final two of the four storage tanks in Hardisty, Alberta was almost complete by the end of the quarter with commissioning anticipated for the second quarter of 2013.

In Situ

In Situ capital and exploration expenditures were $331 million, of which $88 million was directed towards growth projects. Minor construction activities for Firebag Stage 4 continued for the diluent stripping unit and the insulated pipeline that will transport bitumen without requiring additional diluent, between Firebag and Suncor's Athabasca terminal. These assets are expected to be commissioned in the second quarter of 2013. Pipeline infrastructure and additional tankage at Suncor's Athabasca terminal to facilitate increased bitumen volumes from Firebag is currently being installed and expected to result in an additional capital lease in the second quarter of 2013.

Growth capital also includes expenditures related to the winter drilling program and the execution of a debottlenecking project at the MacKay River facilities that is intended to increase production capacity in the second half of 2014 and ultimately result in total capacity of 38,000 bbls/d by 2015.

Sustaining capital expenditures of $243 million were directed primarily towards the design and construction of new well pads that are expected to maintain existing production levels in future years and infill drilling programs at Firebag that are expected to optimize the level of production obtained from the associated reservoirs.

Oil Sands Ventures

In addition to the capital expenditures noted in the above tables, as part of the company's decision not to proceed with the Voyageur upgrader project, Suncor acquired Total E&P's interest in VULP for $515 million to gain full control over the partnership assets. The assets include a hot bitumen blending facility and tankage which will provide added logistic flexibility and storage capacity to support the company's growing Oil Sands operations and the midstream component of the company's integrated business model. The net book value of these assets at March 31, 2013 was approximately $800 million.

Oil Sands Ventures growth capital expenditures were $261 million. Suncor continues to work closely with co-owners on progressing the Fort Hills and Joslyn mining projects. The Fort Hills mining project is focused on design engineering, site preparation and early activity relating to long-lead items to progress the project towards a sanctioning decision in the latter half of 2013. The company continues to focus on design engineering and site preparation of the Joslyn mining area and plans to provide an update on the targeted timing for a sanction decision on the project when available.

Suncor's share of capital expenditures for the Syncrude joint venture was $81 million, which includes expenditures for mine train replacement at the Mildred Lake mining area and the equipment relocation at the Aurora mining area.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    035

Exploration and Production

Capital activity for the Exploration and Production segment is focused on long-term growth through the development of the Golden Eagle and Hebron projects, the advancement of several extension projects in existing operating areas including Hibernia, White Rose and Wilson Creek, and ongoing exploration and development drilling.

Growth and exploration spending of $289 million related to the advancement of significant projects, including $49 million relating to the Golden Eagle project through ongoing construction of topsides and platform jackets; the project is expected to achieve first oil in late 2014 or early 2015. Growth spending also included $84 million related to detailed engineering and early construction of the gravity-based structure for the Hebron project; the project is expected to achieve first oil in 2017. Detailed engineering and procurement activities continued for the Hibernia Southern Extension project and the South White Rose Extension project, while plans for further development in both of these areas are currently underway.

Exploration activities in the U.K. included the completion of the Romeo well and drilling of the Scotney well. Suncor recorded a charge of $27 million ($10 million after-tax) relating to the Romeo exploration well, as the quantity of hydrocarbons found were deemed to be insufficient for commercial development. Subsequent to the first quarter of 2013, the Scotney well was determined to be a dry hole. The company prepared for seismic activities on its Beta prospect in Norway and had resumed drilling on one exploration well in Libya at the end of the first quarter of 2013.

The company continues to develop the Cardium oil formation in Western Canada and further delineate its play in the Montney shale gas formation in B.C.

Refining and Marketing

Investment in the Refining and Marketing segment continues to focus on reliability through planned maintenance activities and integration with the company's Oil Sands operations. Refining and Marketing spent $77 million on capital expenditures in the first quarter of 2013 relating to maintenance and routine asset replacement and early engineering and design work for facilities to prepare the Montreal refinery for the receipt and processing of inland crudes. Construction to enable rail receipt of inland crudes to the Montreal refinery began in the first quarter of 2013 and is expected to be operating in the fourth quarter of 2013.

7. FINANCIAL CONDITION AND LIQUIDITY

Indicators

Twelve months ended March 31	2013	2012

Return on capital employed (1) (%)
Excluding major projects in progress	7.1	14.7
Including major projects in progress	5.7	11.0

Net debt to cash flow from operations (2) (times)	0.7	0.6

Interest coverage on long-term debt (times)
Earnings basis (3)	7.2	11.1
Cash flow from operations basis (2)(4)	17.2	16.6

(1)
Non-GAAP financial measure. ROCE is reconciled in the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

             Suncor Energy Inc.
 036    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Capital Resources

Suncor's capital resources consist primarily of cash flow from operations, cash and cash equivalents, and available lines of credit. Suncor's management believes the company will have the capital resources to fund its planned 2013 capital spending program of $7.3 billion and meet current and long-term working capital requirements through existing cash balances and short-term investments, cash flow from operations, available committed credit facilities, issuing commercial paper and/or long-term notes or debentures. The company's cash flow from operations depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. If additional capital is required, Suncor's management believes adequate additional financing will be available in debt capital markets at commercial terms and rates.

Cash and cash equivalents increased to $4.591 billion during the first quarter of 2013 from $4.385 billion at December 31, 2012, due primarily to strong cash flow from operations that exceeded capital expenditures, partially offset by the acquisition of Total E&P's interest in the VULP for $515 million and the repurchase of $405 million of common shares. For the twelve months ended March 31, 2013, the company's net debt to cash flow from operations measure was 0.7 times, which met management's target of less than 2.0 times. Unutilized lines of credit at March 31, 2013 were $4.259 billion, compared to $4.735 billion at December 31, 2012.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans. Suncor's management believes a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels.

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 60% of its total debt plus shareholders' equity. At March 31, 2013, total debt to total debt plus shareholders' equity was 22% (December 31, 2012 – 22%). The company is also currently in compliance with all operating covenants.

($ millions, except as noted)	March 31 2013	December 31 2012

Short-term debt	965	775
Current portion of long-term debt	332	311
Long-term debt	10 080	9 938

Total debt	11 377	11 024
Less: Cash and cash equivalents	4 591	4 385

Net debt	6 786	6 639

Shareholders' equity	39 796	39 215

Total debt plus shareholders' equity	51 173	50 239

Total debt to total debt plus shareholders' equity (%)	22	22

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    037

Change in Net Debt

Three months ended March 31, 2013 ($ millions)

Net debt – December 31, 2012	6 639
Increase in net debt	147

Net debt – March 31, 2013	6 786
Increase in net debt
Cash flow from operations	2 284
Capital and exploration expenditures and other investments	(1 489)
Acquisition	(515)
Proceeds from divestitures, net of costs for acquisitions	4
Dividends less proceeds from exercise of share options	(156)
Repurchase of common shares	(405)
Change in non-cash working capital and other	288
Foreign exchange on cash, long-term debt and other balances	(158)

(147)

At March 31, 2013, Suncor's net debt was $6.786 billion, compared to $6.639 billion at December 31, 2012. Over the first three months of 2013, net debt increased by $147 million due to the acquisition of Total E&P's interest in VULP and offset by cash flow from operations that exceeded capital and exploration expenditures.

Short-Term Investments

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns consistent with the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio does not exceed six months, and all investments will be with counterparties with investment grade debt ratings. As at March 31, 2013, the weighted average term to maturity of the short-term investment portfolio was approximately 40 days.

Common Shares

Outstanding Shares

March 31, 2013 (thousands)

Common shares	1 512 343
Common share options – exercisable and non-exercisable	39 018
Common share options – exercisable	30 533

As at April 23, 2013, the total number of common shares outstanding was 1,509,067,037 and the total number of exercisable and non-exercisable common share options outstanding was 69,308,759. Once exercisable, each outstanding common share option is convertible into one common share.

             Suncor Energy Inc.
 038    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Share Repurchases

In the third quarter of 2012, the company obtained regulatory approval for a Normal Course Issuer Bid (the NCIB) with the Toronto Stock Exchange (TSX), authorizing the purchase for cancellation of up to $1 billion of Suncor's common shares. The NCIB commenced on September 20, 2012 and will end no later than September 19, 2013. Pursuant to the NCIB, Suncor had agreed that it would not purchase more than 38,392,005 common shares, which represented approximately 2.5% of issued and outstanding common shares as at September 14, 2012. The company subsequently announced it had entered into a pre-defined purchase plan with a designated broker to allow for the repurchase of common shares during scheduled and unscheduled share-trading blackout periods. Minor amendments to the pre-defined purchase plan were made during the first quarter of 2013.

In the first quarter of 2013, the company had repurchased a total of 12,839,600 shares under the NCIB, at an average price of $31.57 per share, for a total cost of $405 million. Subsequent to the quarter, the company had repurchased the remaining 4,888,500 shares under the NCIB, for an average price of $29.21 per share, representing a total repurchase cost of $143 million.

Subsequent to the quarter, the TSX accepted a notice filed by Suncor to amend its NCIB, authorizing the purchase for cancellation of up to an additional $2 billion worth of its common shares, commencing May 2, 2013 and ending September 19, 2013. Pursuant to the notice, Suncor has agreed that it will not purchase more than 92,107,935 common shares, being close to 6% of the issued and outstanding common shares in the public float as at September 14, 2012. The actual number of common shares that will be repurchased under the amended NCIB, and the timing of any such purchases, will be determined by the company.

In connection with the amendment to the NCIB, the TSX granted approval for a program to issue put options to a Canadian financial institution. Under this program, Suncor is permitted to issue put options, which entitles the purchaser, on the expiry date of relevant options, to sell to Suncor a specified number of Suncor common shares for cancellation at a price agreed to on the date the options are issued.

Shareholders may obtain a copy of the company's Notice of Intention to make a Normal Course Issuer Bid by contacting Investor Relations.

	Three months ended March 31, 2013	Twelve months ended December 31, 2012

Share repurchase activities (thousands of common shares)
Shares repurchased directly (1)	12 840	46 862
Shares repurchased through exercise of put options	—	—

	12 840	46 862

Share repurchase cost ($ millions)
Repurchase cost	405	1 452
Option premiums received	—	(1)

	405	1 451

Weighted average repurchase price per share, net of option premiums (dollars)	31.57	30.96

(1)
During the first quarter of 2012, the company obtained regulatory approval to recommence its NCIB that authorized the purchase for cancellation of up to an additional $1 billion of Suncor's common shares between February 28, 2012 and September 5, 2012.

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Conditions and Liquidity section of its 2012 annual MD&A, which section is herein incorporated by reference. Since December 31, 2012, there have been no material changes to amounts presented in the Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements table. The company does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition, results of operations, liquidity or capital expenditures.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    039

8. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly earnings results and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events – such as the maintenance that occurred at many Exploration and Production assets in the third quarter of 2012 and the maintenance that occurred at Upgrader 2 in Oil Sands in the second quarter of 2011 – and unplanned maintenance outages, such as the one that occurred at Upgrader 2 in the first half of 2012. Trends in Suncor's quarterly earnings results and cash flow from operations are also affected by changes in commodity prices, refining crack spreads and foreign exchange rates.

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Mar 31 2013	Dec 31 2012	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2011	Sept 30 2011	June 30 2011

Total production (mboe/d)
Oil Sands	389.0	378.7	378.9	337.8	341.1	356.8	362.5	277.2
Exploration and Production	207.1	177.8	156.4	204.6	221.2	219.7	183.5	182.8

	596.1	556.5	535.3	542.4	562.3	576.5	546.0	460.0

Revenues and other income
Operating revenues, net of royalties	9 843	9 396	9 488	9 584	9 639	9 906	10 235	9 255
Other income	173	92	88	123	116	60	184	77

	10 016	9 488	9 576	9 707	9 755	9 966	10 419	9 332

Net earnings (loss)	1 094	(572)	1 544	324	1 446	1 427	1 287	562
per common share – basic (dollars)	0.72	(0.37)	1.01	0.21	0.93	0.91	0.82	0.36
per common share – diluted (dollars)	0.71	(0.37)	1.00	0.20	0.92	0.91	0.76	0.31

Operating earnings (1)	1 367	990	1 292	1 249	1 318	1 427	1 789	980
per common share – basic (1) (dollars)	0.90	0.65	0.84	0.80	0.84	0.91	1.14	0.62

Cash flow from operations (1)	2 284	2 228	2 743	2 347	2 415	2 650	2 721	1 982
per common share – basic (1) (dollars)	1.50	1.46	1.79	1.51	1.55	1.69	1.73	1.26

ROCE (1) (%) for the twelve months ended	7.1	7.2	12.4	14.2	14.7	13.8	13.4	11.1

Common share information (dollars)
Dividend per common share	0.13	0.13	0.13	0.13	0.11	0.11	0.11	0.11
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	30.44	32.71	32.34	29.44	32.59	29.38	26.76	37.80
New York Stock Exchange (US$)	30.01	32.98	32.85	28.95	32.70	28.83	25.44	39.10

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A. ROCE excludes capitalized costs related to major projects in progress.

             Suncor Energy Inc.
 040    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Business Environment

Three months ended (average for the period ended, except as noted)		Mar 31 2013	Dec 31 2012	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2011	Sept 30 2011	June 30 2011

WTI crude oil at Cushing	US$/bbl	94.35	88.20	92.20	93.50	102.95	94.05	89.75	102.55
Dated Brent crude oil at Sullom Voe	US$/bbl	112.65	110.10	109.50	108.90	118.35	109.00	113.40	117.30
Dated Brent/Maya FOB price differential	US$/bbl	10.60	17.30	11.90	9.85	9.45	5.55	14.80	14.05
Canadian 0.3% par crude oil at Edmonton	Cdn$/bbl	88.45	84.35	84.70	84.45	92.80	98.20	92.50	103.85
WCS at Hardisty	US$/bbl	62.40	70.05	70.45	70.60	81.50	83.60	72.10	84.90
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	31.95	18.15	21.75	22.90	21.45	10.45	17.65	17.65
Condensate at Edmonton	US$/bbl	107.20	98.10	96.00	99.40	110.00	108.70	101.65	112.40
Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.05	3.05	2.20	1.85	2.50	3.40	3.70	3.75
New York Harbor 3-2-1 crack (1)	US$/bbl	31.20	35.95	37.80	31.95	25.80	22.80	36.45	29.25
Chicago 3-2-1 crack (1)	US$/bbl	27.10	27.85	35.15	27.85	18.80	19.20	33.30	29.70
Portland 3-2-1 crack (1)	US$/bbl	30.55	29.85	38.15	37.90	27.70	26.45	36.50	29.35
Gulf Coast 3-2-1 crack (1)	US$/bbl	28.80	27.35	33.95	29.30	25.45	20.40	33.10	27.30
Exchange rate	US$/Cdn$	0.99	1.00	1.00	0.99	1.00	0.98	1.02	1.03
Exchange rate (end of period)	US$/Cdn$	0.98	1.01	1.02	0.98	1.00	0.98	0.95	1.04

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Significant or Unusual Items Impacting Net Earnings

In addition to the impacts of changes in production volumes and business environment, net earnings over the last eight quarters were affected by the following events or one-time adjustments:

•
The first quarter of 2013 included an after-tax charge of $127 million as a result of not proceeding with the Voyageur upgrader project, which represents the expected cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site and contract cancellations.

•
Given Suncor's view of the challenging economic outlook for the Voyageur upgrader project, the company performed an impairment test in the fourth quarter of 2012. Based on an assessment of expected future net cash flows, the company recorded an after-tax impairment charge of $1.487 billion.

•
The fourth quarter of 2012 included an after-tax impairment reversal of $177 million of the impairment charges recorded against its assets in Syria in the second quarter of 2012, due to a revised assessment of the net recoverable value of the underlying assets following the receipt of risk mitigation proceeds.

•
The fourth quarter of 2012 included total after-tax impairment charges of $128 million for certain exploration, development and production assets in the Exploration and Production segment.

•
The second quarter of 2012 included after-tax impairment charges and write-offs of $694 million against assets in Syria, which reflected the shut in of production due to political unrest and international sanctions. The company ceased recording all production and revenue from its Syrian assets in the fourth quarter of 2011.

•
The second quarter of 2011 included after-tax impairment charges of $514 million against assets in Libya, which reflected the shut in of production due to political unrest and international sanctions. Production from all major fields in Libya was successfully restarted by the first quarter of 2012.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    041

9. OTHER ITEMS

Accounting Policies

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in notes 3 and 5, respectively, to the audited Consolidated Financial Statements for the year ended December 31, 2012.

Adoption of New and Amended Accounting Standards

Effective January 1, 2013, the company adopted IFRS 10 Consolidated Financial Statement, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, IFRS 13 Fair Value Measurement, and amendments to IAS 19 Employee Benefits and IFRS 7 Financial Instruments: Disclosure.

Scope of a Reporting Entity

IFRS 10 creates a single consolidation model by revising the definition of control in order to apply the same control criteria to all types of entities, including joint arrangements, associates and structured entities. IFRS 11 establishes a principle-based approach to the accounting for joint arrangements by focusing on the rights and obligations of the arrangement and limits the application of proportionate consolidation accounting to arrangements that meet the definition of a joint operation. Arrangements that meet the definition of a joint venture are required to apply the equity method of accounting. IFRS 12 is a comprehensive disclosure standard for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

The company identified two existing joint arrangements in the Refining and Marketing segment that have been retrospectively reclassified as joint ventures as a result of IFRS 11, and are now being accounted for using the equity method of accounting rather than the proportionate consolidation method. This change does not have a material impact to the consolidated financial statements, but does result in the netting of revenues and expenses for these entities into Other Income. Cash flow from operations from these joint arrangements is now recognized based on cash distributions received in the period, where previously it was recognized based on the company's proportionate share of cash flow from operations. In addition, the company's net investment in these entities is now presented in Other Assets. The company determined that the adoption of IFRS 10 did not result in changes to the consolidation conclusions of any of its subsidiaries and investees.

Employee Benefits

The amendments to IAS 19 revise the recognition, presentation and disclosure requirements for defined benefit plans. The revised standard requires immediate recognition of actuarial gains and losses in other comprehensive income, thereby eliminating the previous options that were available, changes the calculation and presentation of the interest expense component of annual pension expense and enhances the disclosure requirements for defined benefit plans.

The adoption of the amendments did not have a material impact on the consolidated financial statements. The company has recognized an interest expense on the net unfunded obligation, and reclassified net interest expense to Financing Expenses from Operating, Selling and General Expense.

Fair Value Measurements

IFRS 13 establishes a single source of guidance for most fair value measurements, clarifies the definition of fair value, and enhances the disclosures on fair value measurements. The adoption of IFRS 13 did not require any adjustments to the

             Suncor Energy Inc.
 042    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com valuation techniques used by the company to measure fair value and did not result in any fair value measurement adjustments as at January 1, 2013. The adoption of this standard resulted in additional interim disclosures with respect to the fair value hierarchy level of each category of financial instrument that is measured at fair value. See note 11 to the unaudited interim Consolidated Financial Statements for the three months ended March 31, 2013.

Offsetting Financial Assets and Liabilities

The amendments to IFRS 7 clarify the offsetting model and develop common disclosure requirements to enhance the understanding of the potential effects of offsetting arrangements. The adoption of this amendment resulted in additional disclosure for the company's offsetting financial assets and financial liabilities; see note 11 to the unaudited interim Consolidated Financial Statements for the three months ended March 31, 2013.

The effects of the application of IFRS 11 and the IAS 19 amendment to consolidated net earnings, operating earnings and cash flow from operations for the three months ended March 31, 2012 and the twelve months ended December 31, 2012 are shown in the table below and reflect the application of relevant transitional provisions.

($ millions)	Three months ended March 31, 2012	Year ended December 31, 2012

Net earnings before accounting changes	1 457	2 783
Adjustments to net earnings:
Recognition of interest costs on net unfunded obligation (IAS 19)	(11)	(41)

Net earnings after accounting changes	1 446	2 742

Operating earnings before accounting changes	1 329	4 890
Adjustments to operating earnings:
Recognition of interest costs on net unfunded obligation (IAS 19)	(11)	(41)

Operating earnings after accounting changes	1 318	4 849

Cash flow from operations before accounting changes	2 426	9 745
Adjustments to cash flow from operations:
Proportionate consolidation to equity accounting (IFRS 11)	(10)	(5)
Recognition of interest costs on net unfunded obligation (IAS 19)	(1)	(7)

Cash flow from operations after accounting changes	2 415	9 733

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2012 annual MD&A, which section is herein incorporated by reference.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    043

Voyageur Upgrader Project

In the first quarter of 2013, Suncor announced that it had acquired Total E&P's interest in VULP. Management applied judgment in determining whether the acquisition met the definition of a business combination or an asset purchase and determined that the acquisition met the definition of a business combination due to the existence of activities and assets that are capable of being conducted and managed for the purpose of generating a return. As the transaction meets the definition of a business combination, the acquired identifiable assets and assumed liabilities were recognized at their fair value on the date of the acquisition.

The fair value attributed to the property, plant and equipment acquired was determined using a combination of an expected future cash flow approach under the fair value less costs to sell methodology and management's best estimate of the amount recoverable from the sale of certain assets.

The fair value of the asset retirement obligation was determined based on management's best estimate of the estimated costs to complete the activities, the timing of cash outflows, the discount rate and management's anticipated use of the area in the future. Changes to these estimates may have a material impact on the amounts presented.

Assets Held for Sale

In the first quarter of 2013, Suncor reached an agreement to sell a significant portion of its natural gas business in Western Canada. As a result, the associated assets and liabilities have been classified as assets held for sale on the Consolidated Balance Sheets based on the lower of the net book value and fair value less costs to sell. Fair value less costs to sell was determined based on the purchase price within the agreement reached to sell the respective assets, less the expected disposal costs.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 26 of the audited Consolidated Financial Statements for the year ended December 31, 2012, and note 11 to the unaudited interim Consolidated Financial Statements for the three months ended March 31, 2013.

Canada Revenue Agency Proposal Letter

In April 2013, the company responded to the proposal letter received in January from the Canada Revenue Agency (CRA) relating to the income tax treatment of the realized losses in 2007 on the settlement of the Buzzard derivative contracts. The company strongly disagrees with the CRA's position and firmly believes it will be able to successfully defend its original filing position should it receive a Notice of Reassessment.

Union Negotiations

Suncor is actively negotiating the renewal of certain collective bargaining agreements for the company's employees that are members of the Communications, Energy and Paperworkers Union (CEP). At March 31, 2013, the CEP represented approximately 30% (or 4,200) of Suncor's employees, the majority of the company's unionized employees. Details of the agreements are as follows:

             Suncor Energy Inc.
 044    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

•
The agreements covering approximately 20% of Suncor's CEP represented employees working in the company's refinery, lubricants, natural gas, and terminal operations are currently under negotiation and expired on December 31, 2012 or January 31, 2013.

•
The agreement covering approximately 80% of Suncor's CEP represented employees working in the company's Oil Sands Base or Firebag operations is currently under negotiation and expires on May 1, 2013.

•
The agreement covering the remainder of Suncor's CEP represented employees, who work in the company's Terra Nova operations, expires on September 30, 2013.

Control Environment

Based on their evaluation as of March 31, 2013, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of March 31, 2013, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

As a result of current events in Syria, Suncor is not able to monitor the status of all of its assets in the country, including whether certain facilities have suffered damages. Suncor has assessed and is continually monitoring the control environment in the country and does not consider the changes to have a material impact on the company's overall internal control over financial reporting.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has updated its previously issued 2013 corporate guidance. Suncor's press releases dated February 5, 2013 and April 29, 2013, which are also available on www.sedar.com, provide updates to the corporate guidance.

10. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in the MD&A – namely operating earnings, ROCE, cash flow from operations and Oil Sands cash operating costs – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Effective January 1, 2013, Suncor adopted new and amended accounting standards, described in the Other Items section of this MD&A. Certain comparative figures pertaining to Suncor's 2012 non-GAAP financial measures have been restated for the adoption of the new and amended standards, while comparative figures pertaining to Suncor's 2011 results have not been restated in accordance with the respective transitional provisions.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    045

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance, because management believes it provides better comparability between periods. Operating earnings are reconciled to net earnings in the Consolidated Financial Information segment of the MD&A.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a thirteen-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

For the twelve months ended March 31 ($ millions, except as noted)		2013	2012

Adjustments to net earnings
Net earnings		2 391	4 722
Add after-tax amounts for:
Unrealized foreign exchange loss on U.S. dollar denominated long-term debt		116	195
Interest expense		99	40

	A	2 606	4 957

Capital employed – beginning of twelve-month period
Net debt		5 973	7 438
Shareholders' equity		39 684	36 400

		45 657	43 838

Capital employed – end of twelve-month period
Net debt		6 786	5 973
Shareholders' equity		39 796	39 684

		46 582	45 657

Average capital employed	B	45 573	45 155

ROCE – including major projects in progress (%)	A/B	5.7	11.0

Average capitalized costs related to major projects in progress	C	8 736	11 516

ROCE – excluding major projects in progress (%)	A/(B-C)	7.1	14.7

             Suncor Energy Inc.
 046    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Cash Flow from Operations

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, which management believes reduces comparability between periods.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Net earnings (loss)	326	609	354	332	782	476	(368)	29	1 094	1 446
Adjustments for:
Depreciation, depletion, amortization and impairment	545	440	304	360	120	111	30	36	999	947
Deferred income taxes	113	213	32	(7)	190	150	(78)	(41)	257	315
Accretion of liabilities	27	29	17	16	—	1	4	—	48	46
Unrealized foreign exchange gain (loss) on U.S. dollar denominated long-term debt	—	—	—	—	—	—	168	(146)	168	(146)
Change in fair value of derivative contracts	—	—	1	(2)	1	(2)	58	(35)	60	(39)
Gain on disposal of assets	—	(29)	—	—	—	(2)	—	—	—	(31)
Share-based compensation	(48)	18	(4)	3	(19)	8	(46)	16	(117)	45
Exploration expenses	—	—	37	—	—	—	—	—	37	—
Settlement of decommissioning and restoration liabilities	(177)	(153)	(8)	(10)	(2)	(3)	—	—	(187)	(166)
Other	62	(9)	(43)	(15)	(5)	(9)	(89)	31	(75)	(2)

Cash flow from (used in) operations	848	1 118	690	677	1 067	730	(321)	(110)	2 284	2 415
(Increase) decrease in non-cash working capital	1 906	(386)	14	(94)	(120)	(193)	(1 510)	745	290	72

Cash flow provided by (used in) operating activities	2 754	732	704	583	947	537	(1 831)	635	2 574	2 487

Oil Sands Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are derived by adjusting Oil Sands segment operating, selling and general expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor, and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes; iii) excess power generated and sold that is recorded in operating revenue; and iv) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Oil Sands cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of the MD&A.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    047

Impact of First-in, First-out Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a first-in, first-out inventory (FIFO) valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a last-in, first-out (LIFO) methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

Generally, during times of increasing crude prices, a FIFO inventory valuation positively impacts net earnings, compared with LIFO inventory valuation, as inventories purchased during periods of lower relative feedstock costs are replaced by inventories purchased during periods of higher relative feedstock costs. Conversely, during times of decreasing crude prices, FIFO inventory valuation generally negatively impacts net earnings, compared with LIFO inventory valuation, as inventories purchased during periods of higher relative feedstock costs are replaced by inventories purchased during periods of lower relative feedstock costs.

The company's estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology is a relatively simple calculation that replaces the FIFO-based costs of goods sold with an average purchase cost over the same period, and does not incorporate all of the elements of a more complex and precise LIFO inventory valuation methodology that an entity using U.S. GAAP might include. The company's estimate is not derived from a standardized calculation and, therefore, is unlikely to be comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

11. FORWARD-LOOKING INFORMATION

The MD&A contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information is based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may" and similar expressions.

             Suncor Energy Inc.
 048    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Forward-looking statements in the MD&A include references to:

Suncor's expectations about production volumes and the performance of its existing assets, including that:

•
The company anticipates that bitumen production from Firebag will reach production capacity of approximately 180,000 bbls/d in early 2014; and

•
The agreement to sell a significant portion of Suncor's natural gas business in Western Canada for $1 billion is subject to closing adjustments on an economic basis, with an effective date of January 1, 2013. The transaction is expected to close during the third quarter of 2013, and is subject to closing conditions and regulatory approvals, including under the Investment Canada Act and the Competition Act.

The anticipated duration and impact of planned maintenance events, including:

•
The company anticipates that mechanical issues in extraction will be remediated through planned maintenance in the second quarter of 2013;

•
Planned maintenance of the Upgrader 1 Hydrogen plant commenced in late March 2013 and is expected to be offline for approximately 14 weeks;

•
The turnaround for the company's Upgrader 1 facility that commenced subsequent to the first quarter of 2013 is expected to last approximately seven weeks;

•
To coincide with the Upgrader 1 outage, the company plans to complete planned maintenance at the Steepbank extraction plant and one of the Firebag central processing facilities;

•
The company's plans to complete planned maintenance at Upgrader 2 in the third quarter of 2013, which is expected to have a duration of four weeks;

•
The company's plans to complete routine annual planned maintenance at Terra Nova, White Rose and Buzzard in the third quarter of 2013;

•
The company's plans to complete planned maintenance at the Edmonton refinery on its heavy sour crude train in the second quarter of 2013 with an expected duration of five weeks, and on its sweet synthetic crude unit in the third quarter of 2013, with an expected duration of two weeks; and

•
The company's plans to complete a six-week planned maintenance event at the Sarnia refinery for one of its crude units, beginning late in the third quarter of 2013.

Suncor's expectations about capital expenditures, and growth and other projects, including:

•
The company's capital allocation plans;

•
Assets in the VULP, including a hot bitumen blending facility and tankage, will provide added logistics flexibility and storage capacity to support the company's growing Oil Sands operations and the midstream component of the company's integrated business model;

•
That the charge recorded in respect of the Voyageur upgrader project reflects all the costs of not proceeding with the project;

•
The final two of four storage tanks in Hardisty, Alberta will be commissioned during the second quarter of 2013;

•
Suncor's belief that, as the company's upstream production continues to grow, enhancing integration within the company's operations remains vital to maximizing profitability from this growth;

•
The company's capital investment plans for 2013 include projects to prepare the Montreal refinery for the receipt and processing of inland crudes;

•
Construction to enable rail receipt of inland crudes to the Montreal refinery will be completed in the fourth quarter of 2013;

•
The debottlenecking project at the MacKay River facilities is intended to increase production capacity in the second half of 2014 and ultimately result in total capacity of 38,000 bbls/d by 2015;

•
The company plans to provide a sanctioning decision for the Fort Hills project in the latter half of 2013;

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    049

•
The company plans to provide an update on the targeted timing for a sanction decision for the Joslyn project when available;

•
Infrastructure at Firebag Stage 4 is expected to be fully commissioned in the second quarter of 2013;

•
Pipeline infrastructure and additional tankage at Suncor's Athabasca terminal are expected to facilitate increased bitumen volumes and result in an additional capital lease in the second quarter of 2013;

•
The design and construction of new well pads are expected to maintain existing production levels in future years and infill drilling programs at Firebag are expected to optimize the level of production obtained from the associated reservoirs;

•
The Golden Eagle project is expected to achieve first oil in late 2014 or early 2015; and

•
The Hebron project is expected to achieve first oil in 2017.

Also:

•
The company's assessment in respect of the proposal letter received from the CRA relating to the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts relating to Buzzard and the company's position that it will be able to successfully defend its original filing position;

•
Management's belief that Suncor will have the capital resources to fund its planned 2013 capital spending program of $7.3 billion and to meet current and long-term working capital requirements through existing cash balances and short-term investments, cash flow from operations, available committed credit facilities issuing commercial paper and long-term notes or debentures, and that, if additional capital is required, adequate additional financing will be available to Suncor in the debt capital markets at commercial terms and rates;

•
Management's belief that a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels;

•
The company's expectations that the maximum weighted average term to maturity of its short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings; and

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or results of operations, liquidity or capital expenditures.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects

             Suncor Energy Inc.
 050    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business, such as our current dispute with the Alberta Department of Energy in respect of the Bitumen Valuation Methodology Regulation; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya and that operations in Syria continue to be impacted by sanctions or political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    051

nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout the MD&A, and under the heading Risk Factors in the 2012 annual MD&A, the company's 2012 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

             Suncor Energy Inc.
 052    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended March 31
($ millions)	2013	2012

		(restated – note 3)
Revenues and Other Income
Operating revenues, net of royalties (note 4)	9 843	9 639
Other income (note 5)	173	116

	10 016	9 755

Expenses
Purchases of crude oil and products	4 059	4 000
Operating, selling and general	2 271	2 442
Transportation	160	156
Depreciation, depletion, amortization and impairment	999	947
Exploration	130	45
Gain on disposal of assets	—	(31)
Project start-up costs	1	1
Voyageur upgrader project charges (note 12)	176	—
Financing expenses (income) (note 8)	329	(63)

	8 125	7 497

Earnings before Income Taxes	1 891	2 258

Income Taxes
Current	540	497
Deferred	257	315

	797	812

Net Earnings	1 094	1 446

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	19	(50)
Actuarial gain on employee retirement benefit plans, net of income taxes of $20 (2012 – $12)	57	2

Other Comprehensive Income (Loss)	76	(48)

Total Comprehensive Income	1 170	1 398

Per Common Share (dollars) (notes 3 and 9)
Net earnings – basic	0.72	0.93
Net earnings – diluted	0.71	0.92
Cash dividends	0.13	0.11

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    053

Consolidated Balance Sheets
(unaudited)

($ millions)	Mar 31 2013	Dec 31 2012	Jan 1 2012

		(restated – note 3)	(restated – note 3)
Assets
Current assets
Cash and cash equivalents	4 591	4 385	3 781
Accounts receivable	5 536	5 201	5 383
Inventories	4 037	3 697	4 169
Income taxes receivable	824	799	704

Total current assets	14 988	14 082	14 037
Assets classified as held for sale (note 13)	1 640	—	—
Property, plant and equipment, net	54 449	55 434	52 563
Exploration and evaluation	3 281	3 284	4 554
Other assets	424	419	413
Goodwill and other intangible assets	3 101	3 104	3 114
Deferred income taxes	74	78	60

Total assets	77 957	76 401	74 741

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	965	775	761
Current portion of long-term debt	332	311	12
Accounts payable and accrued liabilities	7 041	6 446	7 742
Current portion of provisions (note 10)	1 246	856	811
Income taxes payable	1 332	1 165	964

Total current liabilities	10 916	9 553	10 290
Liabilities classified as held for sale (note 13)	926	—	—
Long-term debt	10 080	9 938	10 004
Other long-term liabilities	2 173	2 319	2 402
Provisions (note 10)	3 911	4 932	3 751
Deferred income taxes	10 155	10 444	9 702
Shareholders' equity	39 796	39 215	38 592

Total liabilities and shareholders' equity	77 957	76 401	74 741

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 054    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended March 31
($ millions)	2013	2012

		(restated – note 3)
Operating Activities
Net earnings	1 094	1 446
Adjustments for:
Depreciation, depletion, amortization and impairment	999	947
Deferred income taxes	257	315
Accretion	48	46
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	168	(146)
Change in fair value of derivative contracts	60	(39)
Gain on disposal of assets	—	(31)
Share-based compensation	(117)	45
Exploration	37	—
Settlement of decommissioning and restoration liabilities	(187)	(166)
Other	(75)	(2)
Decrease in non-cash working capital	290	72

Cash flow provided by operating activities	2 574	2 487

Investing Activities
Capital and exploration expenditures	(1 485)	(1 478)
Acquisitions	(515)	—
Proceeds from disposal of assets	4	37
Other investments	(4)	—
(Increase) decrease in non-cash working capital	(2)	87

Cash flow used in investing activities	(2 002)	(1 354)

Financing Activities
Net change in short-term debt	190	(14)
Net change in long-term debt	(4)	(5)
Issuance of common shares under share option plans	41	99
Purchase of common shares for cancellation, net of option premiums (note 7)	(405)	(183)
Dividends paid on common shares	(197)	(167)

Cash flow used in financing activities	(375)	(270)

Increase in Cash and Cash Equivalents	197	863
Effect of foreign exchange on cash and cash equivalents	9	(5)
Cash and cash equivalents at beginning of period	4 385	3 781

Cash and Cash Equivalents at End of Period	4 591	4 639

Supplementary Cash Flow Information
Interest paid	73	64
Income taxes paid	557	368

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    055

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Currency Translation	Cash Flow Hedges	Retained Earnings	Total (restated – note 3)	Number of Common Shares (thousands)

At December 31, 2011	20 303	545	(207)	14	17 937	38 592	1 558 636

Net earnings	—	—	—	—	1 446	1 446	—
Foreign currency translation adjustment	—	—	(50)	—	—	(50)	—
Actuarial gain on employee retirement benefit plans	—	—	—	—	2	2	—

Total comprehensive income	—	—	(50)	—	1 448	1 398	—
Issued under share option plans	145	(31)	—	—	—	114	5 428
Issued under dividend reinvestment plan	6	—	—	—	(6)	—	162
Purchase of common shares for cancellation	(71)	—	—	—	(112)	(183)	(5 466)
Liability for share purchase commitment	(44)	—	—	—	(66)	(110)	—
Share-based compensation	—	40	—	—	—	40	—
Dividends paid on common shares	—	—	—	—	(167)	(167)	—

At March 31, 2012	20 339	554	(257)	14	19 034	39 684	1 558 760

At December 31, 2012	19 945	579	(223)	13	18 901	39 215	1 523 057

Net earnings	—	—	—	—	1 094	1 094	—
Foreign currency translation adjustment	—	—	19	—	—	19	—
Actuarial gain on employee retirement benefit plans	—	—	—	—	57	57	—

Total comprehensive income	—	—	19	—	1 151	1 170	—
Issued under share option plans	67	(28)	—	—	—	39	2 126
Issued under dividend reinvestment plan	7	—	—	—	(7)	—	—
Purchase of common shares for cancellation, net of option premiums (note 7)	(168)	—	—	—	(237)	(405)	(12 840)
Change in liability for share purchase commitment	(22)	—	—	—	(25)	(47)	—
Share-based compensation	—	21	—	—	—	21	—
Dividends paid on common shares	—	—	—	—	(197)	(197)	—

At March 31, 2013	19 829	572	(204)	13	19 586	39 796	1 512 343

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 056    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2012.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at April 29, 2013, the date the Audit Committee approved these statements on behalf of the Board of Directors.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2012. Those accounting policies are consistent with those of the previous financial year, except as described in note 3.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2012.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    057

3. ADOPTION OF NEW AND AMENDED IFRS STANDARDS

Impact of the application of IFRS 11

Effective January 1, 2013, the company has adopted IFRS 11 Joint arrangements. IFRS 11 establishes a principle-based approach to the accounting for joint arrangements by focusing on the rights and obligations of the arrangement and limits the application of proportionate consolidation accounting to arrangements where sufficient rights and obligations are passed to the partners. As a result, two existing joint arrangements in the Refining and Marketing segment were reclassified as joint ventures. They were previously accounted for using the proportionate consolidation method and are now being accounted for using the equity method of accounting. This change does not have a material impact to the consolidated financial statements, but does result in the netting of revenues and expenses for these entities into Other Income in the Consolidated Statements of Comprehensive Income, and the netting of the equity pickup and cash distribution within Other in the Consolidated Statements of Cash Flows. In addition, the company's net investment in these entities has been presented in Other Assets in the Consolidated Balance Sheets.

Impact of the application of IAS 19

Effective January 1, 2013, the company has adopted the amendments to IAS 19 Employee Benefits. The revised standard requires the recognition of interest cost on the net unfunded obligation, which is calculated based on the net unfunded obligation and the discount rate used to measure the employee benefit obligation at the beginning of the annual period. Previously, interest cost was calculated as the difference between interest income on plan assets (using the expected return on plan assets) and interest expense on the plan obligation (using the discount rate). The net interest costs are also now presented within Financing Expenses in the Consolidated Statements of Comprehensive Income. These costs were previously included within Operating, Selling and General expense. In addition, as a result of the change to the interest cost calculation, the refundable tax accounts (RTA) are now present valued. Previously, RTAs were assigned 0% rate of return in calculating the return on plan assets and interest cost. This resulted in an immaterial adjustment to the Consolidated Balance Sheets noted below.

IFRS 11 and the amendments to IAS 19 have been applied retroactively, and the effects of the application of IFRS 11 and IAS 19 amendments on the comparative periods are shown in the tables below.

Adjustments to Consolidated Statement of Comprehensive Income (1):

		Three months ended
($ millions, increase/(decrease))	IFRS 11	IAS 19	March 31, 2012 Total

Revenues and Other Income
Operating revenues, net of royalties	(14)	—	(14)
Other income	11	—	11
Expenses
Purchases of crude oil and products	4	—	4
Operating, selling and general	(7)	(5)	(12)
Financing expenses (income)	—	19	19
Income Taxes
Deferred	—	(3)	(3)

Net Earnings (Loss)	—	(11)	(11)
Actuarial gain on employee retirement benefit plans	—	11	11

Total Comprehensive Income	—	—	—

Per Common Share (dollars)
Basic	—	—	—
Diluted	—	(0.01)	(0.01)

(1)
The impact of the IAS 19 adjustments on the current period earnings was an increase to Financing Expenses (Income) of $12 million, offset by a decrease of $3 million and $9 million, respectively, to Deferred Income Taxes and Actuarial Gain on Employee Retirement Plans, resulting in a $nil impact to the Consolidated Statement of Comprehensive Income for the first quarter of 2013.

             Suncor Energy Inc.
 058    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Adjustments to Consolidated Balance Sheets:

($ millions, increase (decrease))	Dec 31 2012	Jan 1 2012

Cash and cash equivalents	(8)	(22)
Accounts receivable	(43)	(29)
Inventories	(46)	(36)
Property, plant and equipment, net	(24)	(26)
Other assets	99	102
Goodwill and other intangible assets	(24)	(25)
Deferred income taxes	(2)	—

Total assets	(48)	(36)

Short-term debt	(1)	(2)
Accounts payable and accrued liabilities	(23)	(13)
Income taxes payable	(5)	(5)
Other long-term liabilities (2)	9	10
Provisions	(1)	(1)
Deferred income taxes (2)	(19)	(17)
Shareholders' equity (2)	(8)	(8)

Total liabilities and shareholders' equity	(48)	(36)

(2)
As at January 1, 2012 and December 31, 2012, the adjustments related to IAS 19 resulted in an increase of $11 million to Other Long-term Liabilities, offset by a decrease of $3 million and $8 million, respectively, to Deferred Income Taxes and Shareholders' Equity. The remaining adjustments relate to IFRS 11.

Adjustments to Consolidated Statement of Cash Flow:

($ millions, increase/(decrease))	Three months ended March 31, 2012

Operating activities
Cash flow from operating activities before change in non-cash working capital	(11)
Decrease in non-cash working capital	24

Cash flow from operating activities	13
Cash flow from investing activities	—
Cash flow from financing activities	—

Increase in cash and cash equivalents	13

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    059

4. SEGMENTED INFORMATION

The company's operating segments are determined based on differences in the nature of their operations, products and services.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

	Three months ended March 31
	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

	(restated – note 3)				(restated – note 3)		(restated – note 3)		(restated – note 3)
Revenues and Other Income
Gross revenues	2 122	2 335	1 656	1 690	6 521	6 349	31	23	10 330	10 397
Intersegment revenues	921	882	116	272	60	37	(1 097)	(1 191)	—	—
Less: Royalties	(173)	(280)	(314)	(478)	—	—	—	—	(487)	(758)

Operating revenues, net of royalties	2 870	2 937	1 458	1 484	6 581	6 386	(1 066)	(1 168)	9 843	9 639
Other income	—	3	33	41	12	9	128	63	173	116

	2 870	2 940	1 491	1 525	6 593	6 395	(938)	(1 105)	10 016	9 755

Expenses
Purchases of crude oil and products	120	48	128	132	4 796	5 016	(985)	(1 196)	4 059	4 000
Operating, selling and general	1 397	1 515	161	193	543	560	170	174	2 271	2 442
Transportation	85	72	29	30	57	48	(11)	6	160	156
Depreciation, depletion, amortization and impairment	545	440	304	360	120	111	30	36	999	947
Exploration	74	40	56	5	—	—	—	—	130	45
Gain on disposal of assets	—	(29)	—	—	—	(2)	—	—	—	(31)
Project start-up costs	1	1	—	—	—	—	—	—	1	1
Voyageur upgrader project charges	176	—	—	—	—	—	—	—	176	—
Financing expenses (income)	32	29	7	43	1	(1)	289	(134)	329	(63)

	2 430	2 116	685	763	5 517	5 732	(507)	(1 114)	8 125	7 497

Earnings (Loss) before Income Taxes	440	824	806	762	1 076	663	(431)	9	1 891	2 258
Income Taxes
Current	1	2	420	437	104	37	15	21	540	497
Deferred	113	213	32	(7)	190	150	(78)	(41)	257	315

	114	215	452	430	294	187	(63)	(20)	797	812

Net Earnings (Loss)	326	609	354	332	782	476	(368)	29	1 094	1 446

Capital and Exploration Expenditures	1 036	1 177	360	206	78	89	11	6	1 485	1 478

             Suncor Energy Inc.
 060    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

5. OTHER INCOME

Other income consists of the following:

	Three months ended March 31
($ millions)	2013	2012

	(restated – note 3)
Energy trading activities
Change in fair value of contracts	31	100
Gains (losses) on inventory valuation	87	(19)
Risk management activities	(1)	(7)
Investment and interest income	25	29
Renewable energy grants	7	9
Change in value of pipeline commitments and other	24	4

	173	116

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended March 31
($ millions)	2013	2012

Equity-settled plans	21	40
Cash-settled plans	20	112

	41	152

7. NORMAL COURSE ISSUER BID

In September 2012, the company completed its first Normal Course Issuer Bid and put option program, and also announced a second Normal Course Issuer Bid program to purchase for cancellation of up to $1.0 billion of its common shares between September 20, 2012 and September 19, 2013.

During the three months ended March 31, 2013, the company purchased 12.8 million (2012 – 5.5 million) common shares for total consideration of $405 million (2012 – $183 million). Of the amount recognized, $168 million (2012 – $71 million) was charged to share capital and $237 million (2012 – $112 million) to retained earnings.

The company has also recorded a liability of $95 million for share purchases that may take place during its internal blackout period under an automatic repurchase plan agreement with an independent broker. Of the liability recognized, $41 million was charged to share capital and $54 million to retained earnings.

Subsequent to the quarter, the Toronto Stock Exchange accepted a notice filed by the company to amend its NCIB and purchase with the intent for cancellation up to an additional $2 billion of its common shares, commencing May 2, 2013 and ending September 19, 2013.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    061

8. FINANCING EXPENSES (INCOME)

	Three months ended March 31
($ millions)	2013	2012

	(restated – note 3)
Interest on debt	177	162
Capitalized interest	(96)	(158)

Interest expense	81	4
Interest on pension and post-retirement benefits	17	19
Accretion	48	46
Foreign exchange loss (gain) on U.S. dollar denominated long-term debt	168	(146)
Foreign exchange and other	15	14

	329	(63)

9. EARNINGS PER COMMON SHARE

	Three months ended March 31
($ millions)	2013	2012

	(restated – note 3)
Net earnings	1 094	1 446
Dilutive impact of accounting for awards as equity-settled (1)	(10)	—

Net earnings – diluted	1 084	1 446

(millions of common shares)
Weighted average number of common shares	1 519	1 561
Dilutive securities:
Effect of share options	2	6

Weighted average number of diluted common shares	1 521	1 567

(dollars per common share)
Basic earnings per share	0.72	0.93
Diluted earnings per share	0.71	0.92

(1)
Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have the most dilutive impact for the three months ended March 31, 2013.

10. PROVISIONS

During the first quarter of 2013, there was a net decrease of $6 million to the decommissioning and restoration provision, which was comprised of a $138 million decrease as a result of an increase to the credit-adjusted risk-free interest rate to 3.93% (December 31, 2012 – 3.75%). This was offset by an increase of $132 million as a result of acquiring the 49% interest in the Voyageur Upgrader Limited Partnership (VULP) and the timing of certain reclamation activities being accelerated due to the Voyageur upgrader project not proceeding (see note 12).

At March 31, 2013, the balance in decommissioning and restoration provisions was $4,602 million (December 31, 2012 – $4,688 million), of which $612 million was current (December 31, 2012 – $395 million).

             Suncor Energy Inc.
 062    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

11. FINANCIAL INSTRUMENTS

Fair Value Hierarchy

The following table presents the company's derivative financial assets and liabilities measured at fair value for each hierarchy level as at March 31, 2013. A description of the valuation techniques and the inputs used in the fair value measurement for each level of the fair value hierarchy is described within the consolidated financial statements for the year ended December 31, 2012.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	—	24	2	26
Accounts payable	(23)	(104)	(3)	(130)

	(23)	(80)	(1)	(104)

During the three months ended March 31, 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

At March 31, 2013, the carrying value of fixed-term debt accounted for under amortized cost was $9.6 billion and the fair value at March 31, 2013 was $11.8 billion. The estimated fair value of long-term debt is based on pricing sourced from market data.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting and are presented on a net basis on the balance sheet. These balances are presented in the table below to show the actual effects of netting arrangements on the company's financial position.

($ millions)	Net Presentation	Gross Asset	Gross Liability

Derivative financial instruments	(44)	440	(484)
Accounts receivable (payable)	166	2 567	(2 401)

Balance at December 31, 2012	122	3 007	(2 885)

Derivative financial instruments	(104)	284	(388)
Accounts receivable (payable)	(132)	2 917	(3 049)

Balance at March 31, 2013	(236)	3 201	(3 437)

12. VOYAGEUR UPGRADER PROJECT

Effective March 27, 2013, the company acquired Total E&P Canada Ltd.'s (Total E&P) interest in VULP for $515 million and gained full control over the partnership assets. The transaction was accounted for as a business combination.

Management applies judgment in determining whether an acquisition meets the definition of a business combination or an asset purchase. When a transaction meets the definition of a business combination, the acquired identifiable assets and assumed liabilities, including contingent liabilities, are measured and recognized at their fair value on the date of the acquisition, including tax assets and liabilities. Associated transaction costs are expensed when occurred.

As VULP was in the development stage and therefore had no revenues and the majority of costs were capitalized, no significant net earnings were generated.

The preliminary allocation of the purchase price is based on current best estimates by the company. The completion of the purchase price allocation may result in further adjustment to the carrying value of the recorded assets and liabilities acquired.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    063

The fair value of consideration transferred and the assets acquired and liabilities assumed at the date of acquisition are summarized below:

($ millions)

Total purchase price	515

Preliminary allocation of purchase price:
Property, plant and equipment	374
Deferred income taxes	312
Decommissioning and restoration provisions	(81)
Contracts and liabilities acquired	(90)

Net assets acquired	515

The fair value attributed to the property, plant and equipment acquired was based on an expected future cash flow approach for assets expected to be retained, with a risk adjusted discount rate of 10%. For assets expected to be sold, the fair value was determined based on management's best estimate of the recoverable amount.

The fair value of the decommissioning and restoration provisions was determined based on management's best estimate of the costs to complete the reclamation activities, the timing of cash outflows, method of reclamation, the discount rate or management's anticipated use of the area in the future.

Following the acquisition, the company announced that it was not proceeding with the Voyageur upgrader project. The decision was a result of a joint strategic and economic review launched by the company and its co-owner, Total E&P, in response to a change in market conditions that challenged the economics of the project.

The total net book value of the assets retained as at March 31, 2013 is approximately $800 million, and includes a hot bitumen blending facility, storage tanks and a camp which the company plans to utilize to support the continued growth in its Oil Sands operations.

As a result of not proceeding with the project, an after-tax charge to net earnings of $127 million was recorded, which included provisions associated with the decommissioning and restoration of the Voyageur site and contract cancellation costs.

13. ASSETS HELD FOR SALE

On April 15, 2013, the company announced that it had reached an agreement to sell a significant portion of its natural gas business in Western Canada for $1 billion, subject to closing adjustments on an economic basis, with an effective date of January 1, 2013. This transaction is expected to close during the third quarter of 2013, and is subject to closing conditions and regulatory approvals. The proceeds received on the closing of the transaction will be reduced by the net revenues that the company receives between the effective date and the closing date, and other closing adjustments.

             Suncor Energy Inc.
 064    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

The assets and liabilities classified as held for sale are as follows:

($ millions)	Mar 31 2013

Assets
Accounts receivable	61
Property, plant and equipment, net	1 579

Total assets	1 640

Liabilities
Accounts payable and accrued liabilities	93
Provisions	673
Deferred income taxes	160

Total liabilities	926

During the first quarter of 2013, production from these assets was 45,200 boe/d (90% natural gas), and net earnings and cash flow from operating activities before changes in non-cash working capital was approximately $15 million and $34 million, respectively. Excluded from the sale is the majority of the company's unconventional natural gas properties in the Montney region of British Columbia and unconventional oil assets in the Wilson Creek area of central Alberta.

14. SUBSEQUENT EVENT

On April 29, 2013, the company's Board of Directors approved an increase to the company's quarterly dividend to $0.20 per common share beginning in the second quarter of 2013.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    065

Quarterly Operating Summary
(unaudited)

	Three months ended					Twelve months ended
Oil Sands	Mar 31 2013	Dec 31 2012	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2012

Total Production (mbbls/d)	389.0	378.7	378.9	337.8	341.1	359.2

Excluding Syncrude
Production
Total (mbbls/d)	357.8	342.8	341.3	309.2	305.7	324.8
Firebag (mbbls/d of bitumen)	137.0	123.4	113.0	95.8	83.6	104.0
MacKay River (mbbls/d of bitumen)	28.5	27.9	17.0	32.0	31.0	27.0
Sales (mbbls/d)
Light sweet crude oil	112.7	82.3	104.4	98.9	89.5	93.8
Diesel	9.0	9.7	28.7	27.0	32.8	24.5
Light sour crude oil	190.6	174.4	175.9	110.9	183.0	161.1
Bitumen	47.1	57.3	36.4	56.7	27.5	44.5

Total sales	359.4	323.7	345.4	293.5	332.8	323.9

Average sales price (1) (dollars per barrel)
Light sweet crude oil	95.24	90.76	87.84	88.18	98.57	91.17
Other (diesel, light sour crude oil and bitumen)	70.72	70.79	77.73	73.79	88.14	77.83
Total	78.41	75.87	80.79	78.64	90.95	81.69

Operating costs (dollars per barrel)
Cash costs	31.95	35.20	31.85	37.60	36.25	35.15
Natural gas	2.85	2.80	1.50	1.40	1.85	1.90

Cash operating costs (2)	34.80	38.00	33.35	39.00	38.10	37.05
Project start-up costs	0.05	0.60	0.55	0.75	0.05	0.50

Total cash operating costs	34.85	38.60	33.90	39.75	38.15	37.55
Depreciation, depletion and amortization	15.10	15.75	14.55	15.05	14.15	14.90

Total operating costs (3)	49.95	54.35	48.45	54.80	52.30	52.45

Operating costs – In situ bitumen production only (dollars per barrel)
Cash costs	11.40	11.90	14.60	17.75	18.80	15.50
Natural gas	5.40	5.20	3.40	3.05	3.65	3.90

Cash operating costs (2)	16.80	17.10	18.00	20.80	22.45	19.40
Project start-up costs	0.10	1.00	0.70	0.20	(1.25)	0.25

Total cash operating costs	16.90	18.10	18.70	21.00	21.20	19.65
Depreciation, depletion and amortization	10.40	12.40	12.45	11.70	8.55	11.40

Total operating costs (3)	27.30	30.50	31.15	32.70	29.75	31.05

Syncrude
Production (mbbls/d)	31.2	35.9	37.6	28.6	35.4	34.4

Average sales price (1) (dollars per barrel)	95.51	90.90	90.24	90.61	98.82	92.69

Operating costs* (dollars per barrel)
Cash costs	40.45	37.60	33.40	52.15	32.25	38.10
Natural gas	1.60	1.60	0.95	0.95	1.25	1.20

Cash operating costs (2)	42.05	39.20	34.35	53.10	33.50	39.30
Project start-up costs	0.25	—	—	—	—	—

Total cash operating costs	42.30	39.20	34.35	53.10	33.50	39.30
Depreciation, depletion and amortization	20.75	16.90	13.80	17.15	14.80	15.55

Total operating costs (3)	63.05	56.10	48.15	70.25	48.30	54.85

See accompanying footnotes and definitions to the quarterly operating summaries.

             Suncor Energy Inc.
 066    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
Exploration and Production	Mar 31 2013	Dec 31 2012	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2012

Total Production (mboe/d)	207.1	177.8	156.4	204.6	221.2	189.9
Total Average Sales Price (1) (dollars per barrel)	90.67	83.87	77.33	82.25	91.94	84.05

North America Onshore
Production
Natural gas (mmcf/d)	263	264	279	294	323	290
Natural gas liquids and crude oil (mbbls/d)	7.6	5.9	5.5	5.1	5.8	5.6
Total production (mmcfe/d)	309	299	312	325	358	323

Average sales price (1)
Natural gas (dollars per mcf)	3.02	2.96	2.15	1.63	2.03	2.17
Natural gas liquids and crude oil (dollars per barrel)	82.77	71.43	72.91	79.25	84.34	76.93

East Coast Canada
Production (mbbls/d)
Terra Nova	14.2	2.2	—	13.3	19.6	8.8
Hibernia	27.8	29.1	15.7	31.0	28.7	26.1
White Rose	16.4	17.0	7.0	5.5	17.0	11.6

	58.4	48.3	22.7	49.8	65.3	46.5

Average sales price (1) (dollars per barrel)	112.57	108.37	108.49	104.25	122.31	112.15

International
Production (mboe/d)
North Sea
Buzzard	55.3	35.3	41.9	57.9	57.0	48.0
Other International
Libya	41.9	44.4	39.8	42.7	39.2	41.5
Syria	—	—	—	—	—	—

	97.2	79.7	81.7	100.6	96.2	89.5

Average sales price (1) (dollars per boe)
Buzzard	110.94	104.19	104.06	103.18	111.83	106.12
Other International	110.36	108.05	107.32	109.44	118.47	110.65

See accompanying footnotes and definitions to the quarterly operating summaries.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    067

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
Refining and Marketing	Mar 31 2013	Dec 31 2012	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2012

Eastern North America
Refined product sales (thousands of m3/d)
Transportation fuels
Gasoline	19.4	19.6	20.2	20.2	19.2	19.8
Distillate	13.5	13.4	12.5	10.7	11.2	12.0

Total transportation fuel sales	32.9	33.0	32.7	30.9	30.4	31.8
Petrochemicals	1.8	1.8	1.7	2.3	2.2	2.0
Asphalt	1.6	2.3	3.5	2.2	1.6	2.4
Other	5.3	5.2	4.9	7.0	4.4	5.4

Total refined product sales	41.6	42.3	42.8	42.4	38.6	41.6

Crude oil supply and refining
Processed at refineries (mbbls/d)	205.7	202.3	205.0	192.5	190.8	197.7
Utilization of refining capacity (%)	93	91	92	87	86	89

Western North America
Refined product sales (thousands of m3/d)
Transportation fuels
Gasoline	20.0	20.3	21.3	20.8	19.4	20.4
Distillate	20.6	20.5	18.2	18.8	18.4	19.0

Total transportation fuel sales	40.6	40.8	39.5	39.6	37.8	39.4
Asphalt	1.4	1.5	1.9	1.8	1.2	1.6
Other	2.6	2.4	3.3	3.7	2.5	3.0

Total refined product sales	44.6	44.7	44.7	45.1	41.5	44.0

Crude oil supply and refining
Processed at refineries (mbbls/d)	237.3	234.7	236.4	234.7	229.0	233.7
Utilization of refining capacity (%)**	100	101	101	101	98	100

Total utilization of refining capacity (%)**	96	96	97	94	92	95

See accompanying footnotes and definitions to the quarterly operating summaries.

             Suncor Energy Inc.
 068    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Twelve months ended
Netbacks	Mar 31 2013	Dec 31 2012	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2012

North America Onshore (dollars per mcfe)
Average price realized (4)	4.89	4.65	3.81	3.48	3.98	3.97
Royalties	(0.58)	(0.38)	(0.28)	(0.20)	(0.24)	(0.27)
Transportation costs	(0.23)	(0.27)	(0.35)	(0.34)	(0.27)	(0.31)
Operating costs	(1.43)	(1.39)	(1.63)	(1.56)	(1.48)	(1.51)

Operating netback	2.65	2.61	1.55	1.38	1.99	1.88

East Coast Canada (dollars per barrel)
Average price realized (4)	114.32	110.69	112.91	106.73	123.73	114.46
Royalties	(26.61)	(27.17)	(31.16)	(38.83)	(34.72)	(33.40)
Transportation costs	(1.75)	(2.32)	(4.42)	(2.48)	(1.42)	(2.31)
Operating costs	(9.05)	(12.00)	(33.17)	(12.71)	(8.53)	(13.57)

Operating netback	76.91	69.20	44.16	52.71	79.06	65.18

North Sea – Buzzard (dollars per barrel)
Average price realized (4)	113.33	106.62	106.35	105.55	114.13	108.46
Transportation costs	(2.39)	(2.43)	(2.29)	(2.37)	(2.30)	(2.34)
Operating costs	(5.80)	(10.71)	(8.24)	(3.36)	(4.80)	(6.38)

Operating netback	105.14	93.48	95.82	99.82	107.03	99.74

Other International (dollars per boe)
Average price realized (4)	110.69	108.34	107.67	109.79	118.84	110.99
Royalties	(41.81)	(81.09)	(61.02)	(57.50)	(67.13)	(66.93)
Transportation costs	(0.33)	(0.29)	(0.35)	(0.35)	(0.37)	(0.34)
Operating costs	(3.34)	(1.97)	(1.13)	(2.76)	(1.86)	(1.94)

Operating netback	65.21	24.99	45.17	49.18	49.48	41.78

See accompanying footnotes and definitions to the quarterly operating summaries.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    069

Quarterly Operating Summary (continued)

Non-GAAP Financial Measures

Certain financial measures referred to in the Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes cash and total operating costs per barrel and netback data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Average sales price	–	This is calculated before royalties (where applicable) and net of related transportation costs.
(2) Cash operating costs	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes and non-production costs), and including operating revenues associated with excess power from cogeneration units.
(3) Total operating costs	–	Include cash operating costs as defined above and cash start-up costs and non-cash operating costs.
(4) Average price realized	–	This is calculated before transportation costs and royalties.

Explanatory Notes

*	Users are cautioned that the Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's own cash costs per barrel excluding Syncrude) due to differing operations of each company as well as their respective accounting policy choices.
**	As of January 1, 2013, the Edmonton refinery's nameplate capacity increased to 140 mbbls/d. Comparative utilization percentages have not been restated.

Abbreviations

mbbls/d	– thousands of barrels per day
mcf	– thousands of cubic feet
mcfe	– thousands of cubic feet equivalent
mmcf/d	– millions of cubic feet per day
mmcfe/d	– millions of cubic feet equivalent per day
boe	– barrels of oil equivalent
mboe/d	– thousands of barrels of oil equivalent per day
m3/d	– cubic metres per day

Metric conversion

Crude oil, refined products, etc.	1m [3] (cubic metre) = approx. 6.29 barrels

             Suncor Energy Inc.
 070    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Suncor Energy Inc.
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  EXHIBIT 99.1
Report to Shareholders for the first quarter ended March 31, 2013